Exhibit 99.2

CALEDONIA MINING CORPORATION PLC

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

AND

MANAGEMENT INFORMATION CIRCULAR – SOLICITATION OF PROXIES

MARCH 30, 2020

TABLE OF CONTENTS

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS	1
MANAGEMENT INFORMATION CIRCULAR	3
SOLICITATION OF PROXIES	3
APPOINTMENT AND REVOCATION OF PROXIES	3
EXERCISE OF DISCRETION BY PROXIES	4
VOTING SHARES AND PRINCIPAL HOLDERS THEREOF	4
RECORD DATE	4
QUORUM REQUIREMENTS	4
NOTICE AND ACCESS	5
VOTING BY REGISTERED SHAREHOLDERS	5
NON-REGISTERED SHAREHOLDERS	5
ELECTRONIC VOTING INSTRUCTIONS VIA THE CREST VOTING SYSTEM	6
INTERESTS OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON	7
PRESENTATION OF FINANCIAL STATEMENTS	7
REAPPOINTMENT OF DIRECTORS	7
Bankruptcy, Insolvency and Cease-Trade Order	8
APPOINTMENT OF AUDITOR	9
APPOINTMENT OF AUDIT COMMITTEE MEMBERS	9
OTHER MATTERS TO BE ACTED UPON	10
PERFORMANCE GRAPH	16
Compensation Discussion and Analysis	17
Option-based awards	19
Compensation governance	19
Summary Compensation Table	19
Incentive plan awards – value vested or earned during the year	20
Outstanding share-based awards and option-based awards	20
Termination and Change of Control Benefits	21
DIRECTOR COMPENSATION TABLE	22
Outstanding share-based awards and option-based awards	22
CORPORATE GOVERNANCE PRACTICE	23
Mandate of the Board	23
Director Tenure	24
Board Composition	24
Majority Voting Policy	25
Diversity	25
Board Committees	25
Audit Committee	26
ADDITIONAL INFORMATION	27
APPENDIX “A”	29
APPENDIX “B”	34
APPENDIX “C”	35

CALEDONIA MINING CORPORATION PLC

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual general meeting (the “Meeting”) of the shareholders of Caledonia Mining Corporation Plc (the “Company”) will be held on Wednesday, May 6, 2020 at 09:00 a.m. (UK time) at Radisson Blu Waterfront Hotel, Rue de l'Etau, St Helier, JerseyJE2 3WF, Channel Islands to receive the audited consolidated financial statements of the Company for the financial year ended December 31, 2019, together with the report of the auditor thereon, and to consider and, if thought fit, pass, with or without amendments, the following resolutions as ordinary resolutions:

1.	To reappoint each of the following directors of the Company for the ensuing year, each such resolution to be proposed as a separate resolution:

(a)	Leigh A. Wilson, who retires in accordance with article 72.1 of the articles of association of the Company and, being eligible, offers himself for reappointment as a director;

(b)	Steven Curtis, who retires in accordance with article 72.1 of the articles of association of the Company and, being eligible, offers himself for reappointment as a director;

(c)	Mark Learmonth, who retires in accordance with article 72.1 of the articles of association of the Company and, being eligible, offers himself for reappointment as a director;

(d)	John Kelly, who retires in accordance with article 72.1 of the articles of association of the Company and, being eligible, offers himself for reappointment as a director;

(e)	Johan Holtzhausen, who retires in accordance with article 72.1 of the articles of association of the Company and, being eligible, offers himself for reappointment as a director;

(f)	John McGloin, who retires in accordance with article 72.1 of the articles of association of the Company and, being eligible, offers himself for reappointment as a director; and

(g)	Nick Clarke, who retires in accordance with article 72.1 of the articles of association of the Company and, being eligible, offers himself for reappointment as a director.

2.	To reappoint BDO South Africa Inc as the auditor of the Company for the ensuing year and authorise the directors to fix its remuneration.

3.	In accordance with the charter of the Audit Committee of the Board of Directors of the Company, to reappoint each of the following directors of the Company as a member of the Audit Committee for the ensuing year, each such resolution to be proposed as a separate resolution:

(a)	subject to his reappointment as a director of the Company pursuant to the resolution at 1.(e) above, Johan Holtzhausen;

(b)	subject to his reappointment as a director of the Company pursuant to the resolution at 1.(d) above,

John Kelly; and

(c)	subject to his reappointment as a director of the Company pursuant to the resolution at 1.(f) above, John McGloin or if any such persons are not so reappointed, any other independent non-executive director of the Company as may be put forward by the chairman of the Meeting.

March 24, 2020 has been chosen as the record date for determining those shareholders of the Company entitled to receive notice of the Meeting. The accompanying management information circular (the “Circular”) provides additional information relating to the matters to be dealt with at the Meeting and forms part of this notice. This notice and Circular together with the audited consolidated financial statements of the Company and management’s discussion and analysis for the financial year ended December 31, 2019 comprise the “Meeting Materials”.

To be entitled to attend and vote at the Meeting, shareholders must be registered in the register of members of the Company at 09:00 a.m. (UK time) on Monday, May 4, 2020 (or, in the event of any adjournment, 48 hours (not including any part of a day that is not a working day) prior to the time of the adjourned Meeting), and transfers registered after that time shall be disregarded in determining entitlements to attend and vote at the Meeting. Shareholders have a right to ask questions at the Meeting.

In order to ensure representation at the Meeting, registered shareholders must complete the form of proxy and submit it as soon as possible but not later than 09:00 a.m. (UK time) on Monday, May 4, 2020 or 48 hours (not including any part of a day that is not a working day) prior to the time of any adjournment or postponement of the Meeting (or such earlier time as required by the applicable nominee) as set out in the accompanying Circular.

Non-registered shareholders or shareholders that hold their shares in the name of a “nominee”, such as a bank, trust company, securities broker or other financial institution, must seek instructions from their nominee as to how to vote their shares. Non-registered shareholders will have received the Mailed Materials (as defined below) in a mailing from their nominee. It is important that non-registered shareholders adhere to the voting instructions provided to them by their nominee.

As per last year, the Company is using the notice and access method of delivering materials to both registered and beneficial shareholders. A notice will be mailed to shareholders of the Company, accompanied by a form of proxy or voting instruction form (as applicable) and an addressed envelope (together with the notice the “Mailed Materials”). However, the Company will deliver the applicable Meeting Materials to shareholders by posting the Meeting Materials on its website. This alternative means of delivery is more environmentally friendly as it will help reduce paper use and mitigate the Company’s printing and mailing costs.

The Meeting Materials will be available on the Company’s website as of March 30, 2020 and will remain on the website for at least one full year thereafter. The Meeting Materials will also be available under the Company’s profile on SEDAR at www.sedar.com and on the United States Securities and Exchange Commission website at www.sec.gov as of March 30, 2020. Shareholders will receive a notice which will contain information on how to obtain electronic and paper copies of the Meeting Materials in advance of the Meeting. Registered shareholders who wish to receive paper copies of the Meeting Materials before the Meeting should call toll free from within North America on +1-866- 962-0498 or from outside North America on +1-514-982-8716. Non-registered shareholders who wish to receive paper copies of the Meeting Materials at any time should call toll free from within North America on +1-877-907- 7643 or from outside North America on +1-905-507-5450. To obtain copies after the Meeting, registered shareholders should contact Adam Chester at the Company by calling +44 1534 679800, or by email at info@caledoniamining.com. Meeting Materials will be sent to such shareholders at no cost to them within three business days of their request, if such requests are made before the Meeting, and within ten business days if requests are made after the Meeting.

DATED as of the 30th day of March, 2020.
By order of the Board of Directors
Caledonia Mining Corporation Plc

(signed) “Leigh A. Wilson”

Leigh A. Wilson
Chairman

CALEDONIA MINING CORPORATION PLC

MANAGEMENT INFORMATION CIRCULAR

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. IF YOU ARE IN ANY DOUBT ABOUT WHAT ACTION YOU SHOULD TAKE, YOU SHOULD IMMEDIATELY CONSULT YOUR STOCKBROKER, BANK MANAGER, SOLICITOR, ACCOUNTANT OR OTHER INDEPENDENT FINANCIAL ADVISER.

THIS MANAGEMENT INFORMATION CIRCULAR (THE “CIRCULAR”) IS FOR INFORMATION PURPOSES ONLY AND DOES NOT CONSTITUTE OR FORM PART OF AN OFFER OF OR INVITATION TO SELL OR ISSUE OR ANY SOLICITATION OF AN OFFER TO PURCHASE OR SUBSCRIBE FOR ANY SECURITIES IN ANY JURISDICTION IN WHICH SUCH AN OFFER OR SOLICITATION IS UNLAWFUL NOR SHALL THIS CIRCULAR (OR ANY PART OF IT) OR THE FACT OF ITS DISTRIBUTION FORM THE BASIS OF, OR BE RELIED UPON IN CONNECTION WITH, OR ACT AS AN INDUCEMENT TO ENTER INTO, ANY CONTRACT OR COMMITMENT TO DO SO. ANY FAILURE TO COMPLY WITH THESE RESTRICTIONS MAY CONSTITUTE A VIOLATION OF THE APPLICABLE SECURITIES LAWS IN SUCH JURISDICTIONS. THIS CIRCULAR DOES NOT CONSTITUTE A PROSPECTUS FOR THE PURPOSES OF THE UK PROSPECTUS RULES AND HAS NOT BEEN, AND WILL NOT BE, APPROVED BY OR FILED WITH THE UK FINANCIAL CONDUCT AUTHORITY.

THE INFORMATION CONTAINED IN THIS CIRCULAR IS NOT INTENDED TO, AND DOES NOT, CONSTITUTE AN OFFERING OF SECURITIES FOR SALE IN THE UNITED STATES AND NO SECURITIES HAVE BEEN OR WILL BE REGISTERED IN CONNECTION WITH THIS CIRCULAR OR THE TRANSACTIONS CONTEMPLATED HEREBY UNDER THE UNITED STATES SECURITIES ACT 1933, AS AMENDED, (THE “SECURITIES ACT”) OR UNDER THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION IN THE UNITED STATES NOR WILL THEY QUALIFY FOR DISTRIBUTION UNDER ANY OF THE RELEVANT SECURITIES LAWS OF ANY OTHER JURISDICTION. ANY SECURITIES THAT MAY BE DEEMED OFFERED IN THE UNITED STATES MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES, UNLESS REGISTERED UNDER THE SECURITIES ACT AND APPLICABLE STATE LAWS, OR PURSUANT TO AN EXEMPTION FROM SUCH REGISTRATION UNDER BOTH FEDERAL AND STATE LAWS.

The Company’s CUSIP number in respect of the Common Shares is G1757E113 and its ISIN code in respect of depositary interests relating to the Common Shares (the “Depositary Interests”) is JE00BF0XVB15.

SOLICITATION OF PROXIES

This Circular is provided in connection with the solicitation of proxies to be used at the annual general meeting of shareholders (“Shareholders”) of Caledonia Mining Corporation Plc (the “Company”) to be held on Wednesday, May 6, 2020 at 09:00 a.m. (UK time) at Radisson Blu Waterfront Hotel, Rue de l'Etau, St Helier, Jersey JE2 3WF, Channel Islands or at any adjournment thereof (the “Meeting”) for the purposes set forth in the Company’s notice of annual general meeting dated as of March 30, 2020 (the “Notice of Meeting”).

The proxy is being solicited by the management of the Company. The solicitation is being made primarily by mail (initially by way of the notice and access method), but proxies may also be solicited by telephone, by facsimile, by the internet, by advertisement or by other personal contact by directors, officers and other employees of the Company. The entire cost of the solicitation will be borne by the Company.

Unless otherwise indicated, the information contained in this Circular is given as at March 30, 2020.

Dollar ($) amounts stated in this Circular are references to United States Dollars, unless expressed otherwise.

APPOINTMENT AND REVOCATION OF PROXIES

A Shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxy (or proxies) to attend, speak and vote instead of that Shareholder and a proxy need not be a Shareholder. The persons named in the form of proxy are directors of the Company (“Directors”) and the Company’s General Counsel. A Shareholder desiring to appoint some other person to represent him, her or it at the Meeting may do so by inserting such person’s name, who need not be a Shareholder, in the blank space provided in the form of proxy and striking out the names of the persons specified or by completing another proper form of proxy. Proxies may also be submitted electronically pursuant to the instructions on the form of proxy. In all cases, the completed proxy is to be deposited at, or supplied to, the offices of Computershare Investor Services Inc. (“Computershare”), 100 University Avenue, 8th Floor, Toronto, Ontario, Canada M5J 2Y1 by not later than 09:00 a.m. (UK time) on Monday, May 4, 2020, or 48 hours (not including any part of a day that is not a working day) prior to the time of any adjournment or postponement of the Meeting (or such earlier time as required by the applicable nominee).

A Shareholder giving a proxy has the right to revoke the proxy by instrument in writing executed by the Shareholder or by the Shareholder’s attorney authorised in writing and deposited at the registered office of the Company at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting on the date of the Meeting, or any adjournment thereof, or in any other manner permitted by law.

EXERCISE OF DISCRETION BY PROXIES

The persons named in the form of proxy will vote the shares in respect of which they are appointed in accordance with the direction of the Shareholders appointing them and, if a choice is specified by the Shareholder appointing them, the shares will be voted in accordance with such choice. In the absence of such direction, such shares will be voted FOR all of the matters referred to in the Notice of Meeting and FOR the reappointment of the relevant Directors.

The form of proxy confers discretionary authority upon the persons named therein with respect to any amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the time of printing this Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

On March 30, 2020, the Company had issued and outstanding 11,515,860 common shares (each, a “Common Share”), each carrying the right of one vote per share.

To the knowledge of the Directors and officers of the Company, other than as set out below, no person beneficially owns, directly or indirectly, or exercises control or direction over, shares carrying more than 10% of the votes attached to all Common Shares. Allan Gray Proprietary Limited, a South African investment fund manager, has disclosed that two funds of which it is the manager beneficially own, directly or indirectly, and that it exercises control or direction over, 2,130,668 Common Shares (which it holds in the form of Depositary Interests), representing 17.98% of the issued and outstanding Common Shares.

RECORD DATE

The board of Directors (“Board of Directors” or the “Board”) has fixed the record date as March 24, 2020 for the purpose of determining who is entitled to receive Notice of Meeting. Shareholders entitled to vote at the Meeting will be the Shareholders registered in the register of members at 09:00 a.m. (UK time) on Monday, May 4, 2020 (or, in the event of any adjournment, 48 hours (not including any part of a day that is not a working day) prior to the time of the adjourned Meeting), and transfers registered after that time shall be disregarded in determining entitlements to attend and vote at the Meeting. The failure of any Shareholder to receive the Notice of Meeting will not deprive the Shareholder of the right to vote at the Meeting.

QUORUM REQUIREMENTS

The quorum requirement for the Meeting is that there be two Shareholders present in person or by proxy together holding or representing by proxy not less than 5% of the issued shares of the Company. As the Company has

11,515,860 Common Shares issued the requirement for the Meeting will be that there be shareholder representation of at least 575,793 Common Shares.

NOTICE AND ACCESS

The Company has decided to deliver the Meeting Materials to its Shareholders in accordance with Canadian law and practice which permits public companies to advise their Shareholders of the availability of all proxy-related materials on an easily-accessible website, rather than mailing physical copies of the materials. The Company will therefore post the Meeting Materials on its website at www.caledoniamining.com. The Meeting Materials will be available on the Company’s website as of March 30, 2020 and will remain on the website for at least one full year thereafter. The Meeting Materials will also be available under the Company’s profile on SEDAR at www.sedar.com (Canada) or at www.sec.gov (United States) as of March 30, 2020.

Shareholders will receive a notice (together with the other Mailed Materials) which will contain information on how to obtain electronic and paper copies of the Meeting Materials in advance of the Meeting. Registered shareholders who wish to receive paper copies of the Meeting Materials before the Meeting should call toll free from within North America on +1-866-962-0498 or from outside North America on +1-514-982-8716. Non-registered shareholders who wish to receive paper copies of the Meeting Materials at any time should call toll free from within North America on

+1-877-907-7643 or from outside North America on +1-905-507-5450. To obtain copies after the Meeting, registered shareholders should contact Adam Chester at the Company by calling +44 1534 679800, or by email at info@caledoniamining.com. Meeting Materials will be sent to such shareholders at no cost to them within three business days of their request, if such requests are made before the Meeting, and within ten business days if requests are made after the Meeting. Shareholders may request that paper copies of the Meeting Materials be mailed to them at no cost for up to one year from the date the Circular is filed on SEDAR.

VOTING BY REGISTERED SHAREHOLDERS

A registered Shareholder is a person whose shares are registered directly in its own name in the register of members maintained for the Company by the transfer agent and registrar, Computershare.

In order to ensure representation at the Meeting, registered Shareholders must either (i) complete, date and sign the form of proxy, or other appropriate form of proxy and deliver it to the Company’s transfer agent, Computershare Investor Services Inc. at 100 University Avenue, 8th Floor, Toronto, Ontario, Canada M5J 2Y1 in the addressed envelope; or (ii) submit their proxy to Computershare online at www.investorvote.com, in each case by no later than 09:00 a.m. (UK time) on Monday, May 4, 2020 or 48 hours (not including any part of a day that is not a working day) prior to the time of any adjournment or postponement of the Meeting.

NON-REGISTERED SHAREHOLDERS

Only registered Shareholders or duly appointed proxy holders are permitted to vote at the Meeting. Most Shareholders are “non-registered” shareholders because the Common Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. More particularly, a person is not a registered Shareholder in respect of shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the Common Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as CDS & Co, the nominee of CDS Clearing and Depository Services Inc.) of which the Intermediary is a participant. In accordance with the requirements as set out in National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer, the Company has distributed the Mailed Materials to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders but is not sending the Mailed Materials directly to non-objecting beneficial owners. The Company intends to pay for Intermediaries to deliver the Mailed Materials to objecting beneficial owners.

Intermediaries are required to forward the Mailed Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the

Mailed Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Mailed Materials will either:

(a)	be sent the form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, it is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with the Company’s registrar and transfer agent as provided above; or

(b)	more typically, be sent the voting instruction form which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions which the Intermediary must follow. Typically, the form will consist of a one page pre-printed form. The Non-Registered Holder must properly complete and sign the form and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company. Alternatively, Non-Registered Holders can submit their instruction online at www.proxyvote.com.

In either case, the purpose of this procedure is to permit a Non-Registered Holder to direct the voting of the shares which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the management proxy holders named in the form and insert the Non-Registered Holder’s name in the blank space provided.

Holders of Depositary Interests will be invited to attend the Meeting by Computershare Company Nominees Limited in its capacity as custodian for the Depositary Interests and on behalf of the Company. If you are a holder of Depositary Interests, please fill in the form of instruction (the “Form of Instruction”) provided and return such Form of Instruction to Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol, BS99 6ZY, United Kingdom, not less than 72 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof. The completion and return of the Form of Instruction will not preclude you from attending the Meeting and voting in person if you so wish. Should you wish to attend the Meeting and/or vote at the Meeting please notify Computershare Investor Services PLC in writing at the address above or email

!UKALLDITeam2@computershare.co.uk.

In all cases, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or voting instruction form is to be delivered.

ELECTRONIC VOTING INSTRUCTIONS VIA THE CREST VOTING SYSTEM

Depositary Interest holders who are CREST members and who wish to issue instructions through the CREST electronic voting appointment service may do so by using the procedures described in the CREST manual (available from www.euroclear.com/CREST). CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting services provider(s), who will be able to take the appropriate action on their behalf.

In order for instructions made using the CREST service to be valid, the appropriate CREST message (a CREST Voting Instruction) must be properly authenticated in accordance with the specifications of Euroclear UK & Ireland Limited (“EUI”) and must contain the information required for such instructions, as described in the CREST manual. The message, regardless of whether it relates to the voting instruction or to an amendment to the instruction given to Computershare Investor Services PLC must, in order to be valid, be transmitted so as to be received by Computershare Investor Services PLC (CREST ID 3RA50) not less than 72 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the CREST voting instruction by the CREST applications host) from which Computershare Investor Services PLC is able to retrieve the CREST voting instruction by enquiry to CREST in the manner prescribed by CREST.

CREST members and, where applicable, their CREST sponsors or voting service provider(s) should note that EUI does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the transmission of CREST voting instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that the CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a CREST voting instruction is transmitted by means of the CREST service by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST manual concerning practical limitations of the CREST system and timings.

The Company may treat as invalid a CREST voting instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

You may not use any electronic address provided in this document to communicate with the Company for any purposes other than those expressly stated.

INTERESTS OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Other than the reappointment of Directors and members of the Audit Committee of the Board, none of the Directors or executive officers of the Company, none of the persons who have been Directors or executive officers of the Company since the commencement of the Company’s last completed financial year and no associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

PRESENTATION OF FINANCIAL STATEMENTS

The Company’s audited consolidated financial statements for the financial year ended December 31, 2019, together with the report of the auditor thereon, will be placed before the Meeting. The annual audited consolidated financial statements of the Company together with management’s discussion and analysis are available on SEDAR at www.sedar.com or on the Company’s website at www.caledoniamining.com and the notice in the Mailed Materials advises Shareholders as to where they can be found. No vote with respect thereto is required or will be taken.

REAPPOINTMENT OF DIRECTORS

The Board of Directors comprises seven members, all of whom will be standing for reappointment at the Meeting. The Board has determined that the number of Directors to be appointed at the Meeting is seven. All Directors so appointed will, subject to the articles of association of the Company and to applicable laws, hold office until the close of the next annual general meeting of Shareholders, or until their respective successors are appointed.

The following table sets forth for all persons proposed to be nominated for appointment as Directors, the positions and offices with the Company now held by them, their present principal occupation and principal occupation(s) for the preceding five years, the periods during which they have served as Directors, their respective status as an independent or non-independent Director, and the number of Common Shares beneficially owned, directly or indirectly, by each of them, or over which they exercise control or direction as of March 30, 2020.

Name, Office Held and Municipality of Residence	Principal Occupations during past 5 years	Director Since and Independence Status	Number of Common Shares* As of March 30, 2020
Leigh A. Wilson(2)(3)(4)(5)(7)(8) Non-Executive Director Stuart, Florida, USA	Chairman of the Victory Portfolios Winston Maritime LLC Stella and Hack Wilson Family Foundation Martin Health Foundation	2012 Independent	52,000
Steven Curtis(5)(6)(7) Chief Executive Officer & Director	Previous VP Finance, and Director of the Company and Director of certain of its subsidiary companies	2008 Non-Independent	164,882

Name, Office Held and Municipality of Residence	Principal Occupations during past 5 years	Director Since and Independence Status	Number of Common Shares* As of March 30, 2020
Johannesburg, South Africa
Mark Learmonth(5)(7) Chief Financial Officer & Director Jersey, Channel Islands	Vice-President of the Company focused on financial reporting, investor and shareholder relations and corporate development. Former Vice-President Business Development of the Company	2014 Non-Independent	149,775
John Kelly(1)(2)(3)(5)(7) Non-Executive Director New Canaan, Connecticut USA	Independent Trustee, The Victory Funds (From February 2015). Non-Executive Member of CrossRoad LLC (From May 2009). Partner, McCarvill Capital Partners (September 2016 to September 2017). Managing Partner, Endgate Commodities LLC (August 2014 to January 2016). Adviser, Endgate Commodities LLC (January to April 2016). Chief Operating Officer, Liquidnet Holdings Inc. (2011-2014)	2012 Independent	29,493
Johan Holtzhausen (1)(2)(4)(5)(6)(7) Non-Executive Director Western Cape, South Africa	Business consultant and Independent Director of DRDGOLD Limited	2013 Independent	19,825
John McGloin(1)(3)(4)(6)(7) Non-Executive Director Bishops Stortford, United Kingdom	Previous Executive Chairman and Chief Executive Officer of Amara Mining Plc. Current non-executive director of Perseus Mining Limited, non-executive chairman of Oriole Resources Plc and non-executive director of Amphi Capital Limited	2016 Independent	Nil
Nick Clarke(4)(6)(7) Non-Executive Director East Molesey, United Kingdom	Chairman and formerly Chief Executive Officer of Central Asia Metals Plc	2019 Independent	Nil

Notes:

(1) Member of Audit Committee.

(2) Member of Compensation Committee.

(3) Member of Corporate Governance Committee.

(4) Member of Nomination Committee.

(5) Member of Disclosure Committee.

(6) Member of Technical Committee.

(7) Member of Strategic Planning Committee.

(8) Chairman of the Board of Directors.

*The information in this Circular as to shares beneficially owned or controlled or directed not being within the knowledge of the Company has been furnished by the respective nominees individually.

All of the nominees are now members of the Board of Directors and have been since the dates indicated above. The persons named in the proxy form, if named as proxy, intend to vote FOR the reappointment of the above nominees unless a Shareholder has specified in his proxy that his shares are to be voted against such resolutions. Management does not contemplate that any of the nominees will be unable to serve as a Director but, if that should occur for any reason prior to the Meeting, the persons named in the form of proxy reserve the right to vote for another nominee in their discretion.

Bankruptcy, Insolvency and Cease-Trade Order

To the knowledge of the Company, except as noted below, none of the nominees:

(a)	is, as of the date of this Circular, nor has been within ten years before the date of this Circular, a director, chief executive officer or chief financial officer of a corporation that: (i) was subject to a cease trade order, an order similar to a cease trade order or an order which denied the relevant corporation access to any exemption under securities legislation which was in effect for a period of more than 30 consecutive days that was issued while the nominee was acting in the capacity of director, chief executive officer or chief financial officer; or (ii) was subject to a cease trade order, an order similar to a cease trade order or an order which denied the relevant corporation access to any exemption under securities legislation that was issued after the nominee ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity of director, chief executive officer or chief financial officer;

(b)	is, as of the date of this Circular, nor has been within ten years before the date of this Circular, a director or executive officer of any corporation, including the Company, that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)	has, within ten years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the nominee.

At the date of this Circular Johan Holtzhausen is also a director of a public issuer, being DRDGOLD Limited, Nick Clarke is also a director of a public issuer, being Central Asia Metals Plc and Johyn McGloin is a director of public issuers being Perseus Mining Limited and Oriole Resources Plc. In October 2018, Wolf Minerals (UK) Limited, a UK registered company and wholly owned subsidiary of Wolf Minerals Limited, an Australian registered company, of which Mr Clarke was a non-executive director, were both placed into liquidation.

APPOINTMENT OF AUDITOR

The Shareholders will be asked to vote for the reappointment of BDO South Africa Inc (“BDO”) as auditor of the Company to hold office until the next annual general meeting of Shareholders or until its successor is duly appointed, at remuneration to be settled by the Board of Directors. BDO South Africa Inc has been the auditor of the Company since June 27, 2018.

The persons named in the form of proxy, if named as proxy, intend to vote FOR the resolution regarding the reappointment of BDO as the Company’s auditor and the authorisation of the Directors to fix the auditor’s remuneration unless a Shareholder has specified in his proxy that his shares are to be voted against such resolution.

APPOINTMENT OF AUDIT COMMITTEE MEMBERS

In accordance with the charter of the Audit Committee of the Board of Directors (a copy of which is set out at Appendix “C”), Shareholders will be asked to reappoint certain Directors as members of the Audit Committee of the Board for the ensuing year, each such resolution to be proposed as a separate resolution. Each of the nominees, which are members of the Board, satisfies the eligibility requirements for serving on the Audit Committee as set out in the charter of the Committee.

The persons named in the form of proxy, if named as proxy, intend to vote FOR the resolutions regarding the reappointment of the above nominees unless a Shareholder has specified in his proxy that his shares are to be voted against such resolutions. Management does not contemplate that any of the nominees will be unable to serve as a member of the Audit Committee but, if that should occur for any reason prior to the Meeting or if a nominee is not reappointed as a Director at the Meeting, the persons named in the form of proxy reserve the right to vote for another nominee proposed by the chairman of the Meeting at their discretion.

OTHER MATTERS TO BE ACTED UPON

The management of the Company knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the Common Shares represented by the proxy solicited hereby will be voted on such matters in accordance with the best judgment of the person voting such proxy.

BURN RATE DISCLOSURE

In accordance with the requirements of the TSX, listed below are the annual burn rates of each security-based compensation arrangement maintained by the Company for the three most recently completed fiscal years.

Security based compensation arrangement	Year ended December 31, 2019	Year ended December 31, 2018	Year ended December 31, 2017 *
Equity share options granted under the Plan	0	10,000	5,000
Restricted share units (“RSUs”) granted under the Plan	0	0	14,889
Performance units (“PSUs”) granted under the Plan	138,698.65	0	16,708
Issued securities (Weighted average number of shares)	10,741,889	10,603,153	10,607,882
Burn rate percentage **	1.29%%	0.09%	0.34%

*Quantities adjusted after the 1:5 share consolidation on June 26, 2017.

** The burn rate calculation is based on awards granted during the particular year ended. The RSUs and PSUs could be paid out in shares or cash, or a combination of both, at the request of the holder. The Company settled 87,434 RSUs and 306,920 PSUs during 2019.

EQUITY COMPENSATION PLAN INFORMATION

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights as at March 30, 2020	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column)
Equity compensation plans approved by securityholders	38,000	Can$9.49	1,113,586
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	38,000	Can$9.49	1,113,586

As of the date of this Circular, the Company has 11,515,860 Common Shares issued and outstanding. Options cannot be granted on this date as to more than 1,151,586 Common Shares, being 10% of the issued and outstanding Common Shares. As of the date of this Circular, the Company has granted options pursuant to the Plan to one of its Directors and certain of its service providers exercisable for 38,000 Common Shares (representing approximately 0.33% of the Common Shares issued and outstanding). Therefore, the Company could, based on the present issued Common Shares, issue options exercisable for an additional 1,113,586 Common Shares (approximately 9.67%), on the assumption that all of the RSUs and PSUs are settled in cash only. All options vested on award and the names of option holders, exercise prices, expiry dates and numbers of options are as follows:

Name	Role	Exercise Price Can$	Expiry Date	Number of Options
DSA Corporate Services Inc.	Advisor	4.00	October 8, 2020	5,000
J McGloin	Non-Executive Director	11.50	October 13, 2021	18,000
J Staiger	Consultant	8.10	May 30, 2022	5,000
P Chidley	Consultant	*9.30	August 25, 2024	5,000
P Durham	Consultant	*9.30	August 25, 2024	5,000
TOTAL				38,000

*The exercise price of Can$9.30 per share was converted into a USD amount of $7.35 at the prevailing USD/Can$ exchange rate on grant date.

In terms of the Company’s 2015 Omnibus Equity Incentive Compensation Plan (the “Plan”), the expiry of the options that expire in a closed period will be extended by 10 days from the cessation of the closed period.

Employees, Directors and consultants of the Company and its affiliates are eligible to participate in the Plan (the “Eligible Participants” and, following the grant of an award (an “Award”) pursuant to the Plan, the “Participants”). The purposes of the Plan are: (i) to promote a significant alignment between Eligible Participants and the growth objectives of the Company; (ii) to associate a portion of Participants’ compensation with the performance of the Company over the long term; and (iii) to attract, motivate and retain the critical employees to drive the business success of the Company.

The Board or a committee authorised by the Board (the “Committee”) is responsible for administering the Plan. The Committee has full and exclusive discretionary power to interpret the terms and the intent of the Plan and any Award agreement or other agreement in connection with the Plan, to determine eligibility for Awards, and to adopt such rules, regulations and guidelines for administering the Plan as the Committee may deem necessary or proper. The Plan permits the Committee to grant Awards for stock options (“Options”), share appreciation rights (“SARs”) restricted shares (“Restricted Shares”), RSUs, deferred stock units (“DSUs”), performance shares (“Performance Shares”), PSUs and share-based awards (“SBAs”) to Eligible Participants.

The number of Common Shares reserved for issuance to participants under the Plan and all other share compensation arrangements of the Company will not exceed an aggregate of 10% of the issued and outstanding Common Shares from time to time. Subject to applicable law, the requirements of the TSX and any shareholder or other approval which may be required, the Board may in its discretion amend the Plan to increase such limit without notice to any Participants.

The number of Common Shares reserved for issue pursuant to all share compensation arrangements to insiders of the Company will not exceed an aggregate of 10% of the aggregate outstanding Common Shares. Within any one-year period, the number of Common Shares issued to insiders pursuant to the Plan and all other share compensation arrangements of the Company will not exceed an aggregate of 10% of the aggregate outstanding Common Shares.

The number of Common Shares equivalent to the number of Awards that have been issued, exercised, terminated, cancelled, redeemed, repurchased or expired, at any time, are immediately re-reserved for issuance under the Plan and available for future issuances subject to the limits contained in the Plan. The Plan does not provide for financial assistance to Participants with respect to an Award granted under the Plan except that procedures allowing for “cashless exercise” of Options may be permitted whereby a participant may receive the net value of an Option that is exercised without paying the exercise price directly.

All Awards made under the Plan before the share consolidation, including but not limited to all Options, RSUs and PSUs, were consolidated on the same 1:5 basis as the effective 1:5 share consolidation which occurred on June 26, 2017.

On January 9, 2020, the Plan was amended, with the approval of the TSX, in order to allow the calculation of Awards with reference to the trading price of the shares on NYSE American or AIM, and not just on the TSX as was the case previously. Values of Awards are typically based on a proportion of Participants’ salaries, which are paid in, or for Zimbabwean residents at the local equivalent of, United States dollars or in Pounds Sterling (the currencies in which share prices are quoted on NYSE American and AIM respectively). Continuing to calculate values of Awards on granting and vesting using the share price quoted on TSX requires Canadian dollar exchange rates to be applied to United States dollars or Pounds Sterling amounts which is considered unnecessary. Therefore, the meaning in the Plan of “Fair Market Value” (see below) was amended accordingly.

Options

An Option is a conditional right to purchase Common Shares at a stated option price for a specified period of time. The Committee may grant Options to any Eligible Participant at any time, in such number and on such terms as will be determined by the Committee in its discretion. The exercise price for any Option granted pursuant to the Plan will be determined by the Committee and specified in the Award agreement. The price on the day of grant will not be less than the Fair Market Value of the Common Shares (which is the price determined by the Committee but cannot be less than the greater of (i) the volume weighted average trading price of the Common Shares for the five trading days immediately prior to the grant date; or (ii) the closing price of the Common Shares on the trading day immediately prior to the grant date in each case as quoted on either the TSX, NYSE American or AIM as specified in the applicable award agreement). The Committee may impose such restrictions on Common Shares acquired pursuant to an Option granted under the Plan as it deems advisable.

Options will vest and become exercisable at such times and on the occurrence of such events, and be subject to such restrictions and conditions, as the Committee in each instance approves.

Options will expire at such time as the Committee determines at the time of grant; provided, however that no Option will be exercisable later than the tenth anniversary date of its grant, except where the expiry date of any Option would occur in a blackout period or within five days of the end of a blackout period, in which case the expiry date will be automatically extended to the tenth business day following the last day of a blackout period.

Share Appreciation Rights

Share Appreciation Rights or SARs are the conditional right to receive the difference between the Fair Market Value of a Common Share on the date of exercise over the grant price. The Committee may grant SARs to any Eligible Participant at any time and on such terms as will be determined by the Committee in its discretion. The grant price of any SAR granted pursuant to the Plan will be determined by the Committee and specified in the Award agreement. The price will not be less than the Fair Market Value of the Common Shares on the day of grant. The grant price of a SAR granted in conjunction with Options (“Tandem SAR”) will be equal to the option price of the related Option. SARs will vest and become exercisable upon whatever terms and conditions the Committee, in its discretion, imposes. Additionally, Tandem SARs will only be exercisable upon the surrender of the right to receive Common Shares under the related Options. SARs will expire at such time as the Committee determines and, except as determined otherwise by the Committee and specified in the SAR Award agreement, no SAR will be exercisable later than the tenth anniversary date of its grant. However, the expiry date of any SAR shall be extended to the tenth business day following the last day of a blackout period if the expiry date would otherwise occur in a blackout period or within five days of the end of the blackout period.

Upon the exercise of a SAR, a Participant shall be entitled to receive payment from the Company in an amount representing the difference between the Fair Market Value of the underlying Common Shares on the date of exercise over the grant price. At the discretion of the Committee, the payment upon SAR exercise may be in cash, shares of equivalent value, in some combination thereof, or in any other form approved by the Committee at its sole discretion.

No SARs have been granted by the Company as at the date of this Circular.

Restricted Shares and RSUs

Restricted Shares are awards of Common Shares that are subject to forfeiture based on the passage of time, the achievement of performance criteria, and/or upon the occurrence of other events, over a period of time, as determined by the Committee. Restricted Share Units are similar to Restricted Shares, but provide a right to receive Common Shares or cash or a combination of the two upon settlement. The Committee may grant Restricted Shares and/or RSUs to any Eligible Participant at any time and on such terms as the Committee determines. The Committee may impose such restrictions and conditions on any Restricted Share or RSU granted pursuant to the Plan as it may deem advisable. During the period of restriction, Participants holding Restricted Shares have full voting rights. The Committee may determine that holders of Restricted Shares and/or RSUs be credited with consideration equivalent to dividends declared by the Board and paid on outstanding Common Shares.

Unless otherwise determined by the Committee or as set out in any Award agreement, no RSU will vest later than three years after the date of grant. When a RSU becomes payable, the Company may make payments in settlement of such units in cash, Common Shares of equivalent value, or some other form as determined by the Committee in its discretion.

No Restricted Shares have been granted by the Company as at the date of this Circular.

17,585 RSUs have been granted and are outstanding at the date of this Circular. See Executive Compensation for details of those granted to NEOs in the last financial year.

Deferred Share Units

DSUs are awards denominated in units that provide the holder with a right to receive Common Shares or cash or a combination of the two upon settlement. The Committee may grant DSUs to any Eligible Participant at any time, in such number and on such terms as will be determined in by the Committee in its discretion.

No DSUs have been granted by the Company as at the date of this Circular.

Performance Shares and PSUs

Performance Shares are awards, denominated in Common Shares, the value of which at the time it is payable is determined as a function of the extent to which corresponding performance criteria have been achieved. PSUs are equivalent to Performance Shares but are denominated in units. The Committee may grant Performance Shares and/or PSUs to any Eligible Participant at any time, in such number and on such terms as may be determined by the Committee in its discretion. Each Performance Share and PSU will have an initial value equal to the Fair Market Value of a Common Share on the date of grant. The Committee will set performance criteria for a Performance Share or PSU in its discretion and the period of time during which the assigned performance criteria must be met. The extent to which the performance criteria is met will determine the ultimate value and/or number of Performance Shares or PSUs that will be paid to the Participant.

The Committee may pay earned Performance Shares or PSUs in the form of cash or Common Shares equal to the value of the Performance Share or PSU at the end of the performance period. The Committee may determine that holders of Performance Shares or PSUs be credited with consideration equivalent to dividends declared by the Board and paid on outstanding Common Shares.

No Performance Shares have been granted by the Company as at the date of this Circular.

246,338.65 PSUs have been granted and are outstanding at the date of this Circular. See Executive Compensation for details of those granted to NEOs in the last financial year.

Share-Based Awards

The Committee may, to the extent permitted by the TSX, grant other types of equity-based or equity-related Awards not otherwise described by the terms of the Plan in such amounts and subject to such terms and conditions as the Committee determines; provided that the maximum number of SBAs issued in any calendar year shall not exceed one per cent (1%) of the issued and outstanding Common Shares on January 1 of such calendar year. Such SBAs may involve the transfer of actual Common Shares to Participants, or payment in cash or otherwise of amounts based on the value of Common Shares, subject to applicable corporate law and securities law requirements.

No SBAs have been granted by the Company as at the date of this Circular.

Assignability

Other than Restricted Shares and RSUs, Awards will be non-transferable and non-assignable except as provided in a Participant’s Award agreement, by will or by the law of descent and distribution. Such Awards will be exercisable during the Participant’s lifetime only by the Participant. Restricted Shares and RSUs will be non-transferable and non- assignable until the end of the applicable period of restriction specified in the Award agreement (and in the case of RSUs until the date of settlement through delivery or other payment), or upon earlier satisfaction of any other conditions as specified by the Committee.

Cessation of Awards

Death

If the Participant dies while an employee, Director of, or consultant to, the Company or an affiliate: (i) any of the Options held by the Participant that are exercisable at the date of death continue to be exercisable by the executor or administrator of the Participant’s estate until the earlier of twelve months after the date of death and the date on which the exercise period of the particular Option expires; (ii) any Restricted Shares, RSUs, Performance Shares or PSUs held by the Participant that have vested as at the date of death will be paid to the Participant's estate (iii) any of the Options held by the Participant that are not yet vested at the date of death immediately expire; (iv) the number of Performance Shares or PSUs held by the Participant that have not vested at the date of death (the “Deemed Awards”) will be adjusted as set out in the applicable Award agreement; (v) any Restricted Share, RSUs or Deemed Awards held by the Participant that have not vested as at the date of death vest immediately; (vi) the provisions of the applicable award agreement for a particular SAR or DSU shall determine the specific treatment for such SAR or DSU; and (vii) the eligibility of a Participant to receive further grants of the above mentioned Awards under the Incentive Plan ceases as of the date of death.

Disability

If the Participant suffers a disability while an employee, Director of, or consultant to, the Company or an affiliate resulting in termination: (i) any of the Options held by the Participant that are exercisable on the last day worked continue to be exercisable until the earlier of three months after the last day of work and the date on which the exercise period of the particular Option expires; (ii) any of the Options held by the Participant that are not yet vested at the last day of work immediately expire; (iii) the number of Restricted Shares, RSUs, Performance Shares or PSUs held by the Participant that have not vested will be reduced in accordance with the Plan and continue to vest in accordance with the original vesting date; (iv) the provisions of the applicable Award agreement for a particular SAR or DSU shall determine the specific treatment for such SAR or DSU and (v) the eligibility of a Participant to receive further grants of the above mentioned Awards under the Plan ceases as of the last day worked.

Retirement

Upon retirement of a Participant from the Participant’s employment or term of office or engagement with the Company or affiliate: (i) any of the Options held by the Participant that are exercisable on the date of retirement continue to be exercisable until the earlier of six months after the date of retirement and the date on which the exercise period of the particular Option expires; (ii) any RSUs, Performance Shares or PSUs held by the Participant that have vested before the date of retirement will be paid to the Participant; (iii) any Restricted Shares, RSUs, Performance Shares or PSUs held by the Participant that have not vested at the date of retirement will continue to vest in accordance with the terms of the Plan and Award agreement following the date of retirement until the earlier of the date determined by the

Committee and the date on which the RSUs or PSUs vest pursuant to the original Award agreement; (iv) any of the Options held by the Participant that are not yet vested at the date of retirement immediately expire; (v) the provisions of the applicable award agreement for a particular SAR or DSU shall determine the specific treatment for such SAR or DSU; and (vi) the eligibility of a Participant to receive further grants of the above mentioned Awards under the Plan ceases, with respect to Options, as of the date that the Company or an affiliate provides the Participant with written notification that the Participant’s employment or term of office or engagement, is terminated and, with respect to Restricted Shares, RSUs, Performance Shares and PSUs, the date of retirement.

Termination

Upon termination of the Participant’s employment or term of office or engagement with the Company for any reason other than death or voluntary retirement or disability: (i) any of the Options held by the Participant that are exercisable on the termination date continue to be exercisable until the earlier of three months after the termination date and the date on which the exercise period of the particular Option expires; (ii) any RSUs, Performance Shares or PSUs held by the Participant that have vested before the termination date will be paid to the Participant; (iii) any Restricted Shares, RSUs, Performance Shares or PSUs held by the Participant that are not yet vested at the termination date will be immediately cancelled; (iv) any of the Options held by the Participant that are not yet vested at the termination date immediately expire; (v) the provisions of the applicable Award agreement for a particular SAR or DSU shall determine the specific treatment for such SAR or DSU; and (vi) the eligibility of a Participant to receive further grants of the above mentioned Awards under the Plan ceases as of the date that the Company or an affiliate provides the Participant with written notification that the Participant’s employment or term of office or engagement, is terminated.

Corporate Reorganisation and Change of Control

In the event of any merger, arrangement, amalgamation, consolidation, reorganisation, recapitalisation, separation, stock dividend, extraordinary dividend, stock split, reverse stock split, split up, spin-off or other distribution of stock or property of the Company, combination of securities, exchange of securities, dividend in kind, or other like change in capital structure or distribution to shareholders of the Company, or any similar corporate event or transaction (a “Corporate Reorganisation”), the Committee will make or provide for such adjustments or substitutions as are equitably necessary in: (i) the number and kind of securities that may be issued under the Plan, (ii) the number and kind of securities subject to outstanding Awards, (iii) the price applicable to outstanding Awards, (iv) the total share authorisation, (v) the limit on issuing Awards except as provided for in the Plan, and (vi) any other value determinations applicable to outstanding Awards or to the Plan.

In connection with a Corporate Reorganisation, the Committee will have the discretion to permit a holder of Options to purchase on the exercise of such Option, in lieu of the Common Shares, securities or other property that the holder would have been entitled to receive as a result of the Corporate Reorganisation if that holder had owned all Common Shares that were subject to the Option.

In the event of a change in the control of the Company (a “Change of Control”), the Committee will have discretion to cancel all outstanding Options, SARs, and DSUs, and the value of such Awards will be paid in cash. However, no cancellation will occur with respect to an Award if the Committee determines, in good faith, that the Award will be honoured, assumed or substituted by a successor company or affiliate, provided that such honoured, assumed or substituted Award must: (a) be based on stock which is traded on the TSX and/or an established securities market in London, England or the United States; (b) provide such Participant with rights and entitlements substantially equivalent to or better than the rights, terms and conditions applicable under such Award; (c) recognise, for the purpose of vesting provisions, the time that the Award has been held prior to the Change of Control; and (d) have substantially equivalent economic value to such Award.

A Change of Control will not result in the vesting of unvested Restricted Shares, RSUs, Performance Shares or PSUs provided that: (i) such unvested Awards will continue to vest in accordance with the Plan and applicable Award agreement; (ii) any successor entity agrees to assume the obligations of the Company in respect of such unvested awards; and (iii) for Performance Shares or PSUs, the level of achievement of performance goals for fiscal years completed prior to the date of the Change of Control will be based on the actual performance achieved to the date of the Change of Control and the level of achievement of performance goals for fiscal years completed following the date of the Change of Control will be based on the assumed achievement of 100% of the performance goals. Where a

Participant’s employment or term of office or engagement is terminated for any reason, other than for cause, during the 24 months following a Change in Control, any unvested Restricted Shares, RSUs, Performance Shares or PSUs:

(i) will be deemed to have vested as at the date of such termination and will become payable as at the date of termination; and (ii) for Performance Shares or PSUs, the level of achievement of performance goals for any unvested Awards that are deemed to have vested pursuant to (i) above, shall be based on the actual performance achieved at the end of the fiscal year immediately prior to the date of termination.

Procedures for Amending

Except as set out below, and as otherwise provided by law or stock exchange rules, the Plan may be amended, altered modified, suspended or terminated by the Committee at any time, without notice or approval from shareholders, including but not limited to for the purposes of:

(a)	making any amendments to the general vesting provisions of any Award;

(b)	making any amendments to the general term of any Award provided that no Award held by an insider may be extended beyond its original expiry date;

(c)	making any amendments to add covenants or obligations of the Company for the protection of Participants;

(d)	making any amendments not inconsistent with the Plan as may be necessary or desirable with respect to matters or questions which, in the good faith opinion of the Board, it may be expedient to make, including amendments that are desirable as a result of changes in law or as a “housekeeping” matter; or

(e)	making such changes or corrections which are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error.

Amendments requiring the prior approval of the Shareholders are: (i) a reduction in the price of a previously granted Option or SAR benefitting an insider; (ii) an increase to the total number of Common Shares available under the Plan;

(iii) an increase to the limit on the number of Common Shares issued or issuable under the Plan to insiders; (iv) an extension of the expiry date of an Option or SAR; and (v) any amendment to the amendment provisions of the Plan.

Other than expressly provided for in an Award Agreement or the Plan, the Committee will not alter or impair any rights or increase any obligations with respect to an Award previously granted under the Plan without the consent of the Participant.

PERFORMANCE GRAPH

The following graph and table (in Canadian dollars) compares the year-end value of the Common Shares of the Company with the S&P/TSX Composite Total Return Index as at December 31 of each year for the last five years on the basis of cumulative total return, assuming a $100 investment on January 1, 2015:

	31-Dec-15	31-Dec-16	31-Dec-17	31-Dec18	31-Dec-19
S&P/TSX Composite Index	$88.91	$104.48	$110.78	$97.88	$120.4
Common Shares	$117.39	$210.14	$268.12	$204.35	$318.84

Over the period January 1, 2015 to December 31, 2019, the total return on the Common Shares increased by 218%; over the same period total compensation paid to NEOs (defined below) increased by 23.8%. Other than the value accruing to NEOs due to their participation in the LTIP (as defined below), the remuneration of NEOs has not been related to the performance of the Common Shares.

EXECUTIVE COMPENSATION

A named executive officer (“NEO”) means each of the following individuals:

(a)	the Chief Executive Officer;

(b)	the Chief Financial Officer;

(c)	each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the Chief Executive Officer and Chief Financial Officer, at the end of the most recently completed financial year whose total compensation was, individually, more than Can$150,000, as determined in accordance with subsection 1.3(6) of form 51-102F6, for that financial year.

Compensation Discussion and Analysis

As at December 31, 2019, the NEOs consist of: (i) Steven Curtis, Chief Executive Officer (ii) Mark Learmonth, Chief Financial Officer; (iii) Caxton Mangezi, General Manager and director of the Blanket Mine; (iv) Dana Roets, Chief Operating Officer; and (v) Adam Chester, General Counsel, Company Secretary and Head of Risk and Compliance.

The Company pays and rewards its NEOs in the amounts specifically detailed below. The following comments with respect to the remuneration of the NEOs are provided pursuant to the requirements of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”):

(a)	In providing the compensation, and structuring it with the various elements, the Company’s objective is to reward the NEOs generously enough that they are sufficiently happy with their remuneration that they are keen to stay in the service of the Company and motivated to provide the highest quality services possible.

(b)	The compensation packages of the NEOs contain various elements. The remuneration for each of Messrs. Curtis, Learmonth, Mangezi, Roets and Chester in 2019 consists of a salary and discretionary bonus. Following the approval of the Plan in 2015 and its reapproval in 2018, the NEOs participate in the Plan, the first awards under which were made in 2016. Following vesting on January 11, 2019 and March 23, 2019 of the awards made under the Plan in 2016, further awards were made on those dates as described below. Further awards were also made on January 11, 2020, also as described below. None of the NEOs hold share purchase options nor did they hold share purchase options during 2019. All components of executive remuneration are recommended to the Compensation Committee for approval.

(c)	Pursuant to the approval of the Plan by Shareholders, in 2016 and 2017 the Company made long term incentive plan awards (awards are also referred to herein as “LTIP”) to NEOs in the form of RSUs and PSUs and, following reapproval by Shareholders of the Plan in 2018, made further awards in 2019, coinciding with the vesting of awards made in 2016, in the form of PSUs. Awards of RSUs and PSUs were also made to the NEOs on January 11, 2020. RSUs and PSUs that were granted in 2016 and 2017 were originally to be settled in cash. Following expressions of interest by certain of the NEOs in accepting shares in payment for some or all of their LTIP awards, which the Board found to be an encouraging sign of support by NEOs for the Company’s future performance, the Board approved amendments to the LTIP awards on May 8, 2018 to allow for settlement in cash, shares (issuable at Fair Market Value (as defined in the Plan)) or a combination of both. LTIP awards are intended to create a high degree of alignment between the remuneration of the Company's senior management team and the interests of Shareholders. Accordingly, 80% of the value of the LTIP awarded in 2016 and 2017 for each participant was made up of PSUs and 100% of the LTIP awarded in 2019 and 2020 is made up of PSUs, except for a discretionary award of RSUs made to one of the NEOs. The final number of PSUs which vest on maturity of the award is adjusted to reflect the actual performance of the Company in terms of three criteria: for the awards made prior to 2019, progress on the sinking of the Central Shaft; gold production and production costs and, for the awards made in 2019 and 2020, gold production. The Compensation Committee resolved to apply a multiplier of 92.62% for the PSUs vesting in 2019 and a multiplier of 115.34% for the PSUs vesting in 2020. This reflected performance against the most recent annual budget and took into account that the Board had approved significant operational changes during the performance period which required modifying the target criteria to updated performance expectations. The number of RSUs (which made up 20% of the total award for each participant) that vested did not change according to performance although had increased due to dividend reinvestment (there is no dividend reinvestment for PSUs during the performance period). The amounts payable to NEOs in respect of the vesting of the awards made in 2016 were calculated on the basis of the Fair Market Value. Three NEOs elected to receive shares equivalent to the number of their PSUs and RSUs and the other NEOs elected to receive cash. Messrs Curtis, Learmonth and Chester elected to receive respectively a total of 67,082 (reduced due to surrender of an amount to settle his up front tax liability on the shares), 79,669 and 25,553 shares in the form of depositary interests. Messrs Roets and Mangezi elected to receive cash in the amounts of $267,276.58 and $220,106.23, following deduction of tax, respectively.

(d)	The total annual LTIP award for Messrs. Learmonth, Mangezi, Roets and Chester is 20% of basic salary, except for a discretionary award of RSUs with a value of $150,000 that was made to Mr Mangezi on January 11, 2020; the total annual LTIP award for Mr Curtis is 30% of his basic salary. For Messrs. Curtis, Mangezi and Roets, further PSUs awards originally relating to 2019 and 2020 were combined and made on January 11, 2019, for Mr Learmonth further PSUs awards originally relating to those years were combined and made on March 23, 2019 and for Mr Chester further PSUs awards originally relating to 2020 and 2021 were combined and made on January 19, 2020. The performance criteria to be applied was resolved by the Compensation Committee to be gold production and the vesting date for all of the awards is January 11, 2022.

(e)	Neither of the two executive Directors (Messrs. Curtis and Learmonth) received a fee in 2019 in respect of being a Director.

(f)	The various elements of the compensation of the NEOs have been chosen to make the compensation packages competitive with what is offered by other comparable companies. The actual amounts are settled by negotiations with the NEOs from time to time.

Notwithstanding the fact that the value of the Common Shares have, in some years, declined on the markets on which the Common Shares trade, the compensation levels of the Company’s NEOs have increased by amounts which were at, or in excess of, the inflation rates experienced in the countries in which the Company conducts its business activities and in which its shares trade. Other than the value accruing to NEOs as a result of the effect of share price movements on the value of their LTIP awards, the compensation of the Company’s NEOs is not determined in relation to the prices at which its Common Shares have traded.

Option-based awards

Share option awards were granted to some of the NEOs in previous years at the discretion of the Compensation Committee pursuant to the terms of the option plan which preceded the Plan but no such options are outstanding as at the date of this Circular. No grants of Options to NEOs are envisaged in terms of the Plan. No restrictions are placed on the ability of NEOs to purchase financial instruments which are designed to hedge or offset a decrease in the market value of equity securities or options granted as compensation or held by the NEO.

Compensation governance

The Company has a Compensation Committee (“Committee”) which is presently comprised of the following Directors: Leigh Wilson, John Kelly and Johan Holtzhausen. All material issues with respect to compensation of the Directors and officers are considered by the Committee. One or more of the Committee members has direct experience that is relevant to his responsibilities in executive compensation due to either current or past work exposures at a senior level. The Committee has the skills and experience that enables it to make decisions on the suitability of the Company's compensation policies and practices and when it feels it does nmot have sufficient skills it recruits the services of suitably qualified advisors. The Committee obtains recommendations from the Chief Executive Officer for salary adjustments of other NEOs and either approves the recommendation or seeks external advice to support the recommendations made.

Summary Compensation Table

Name and principal position	Year	Salary ($)	Share- based awards ($)(1)	Option- based awards	Non-equity incentive plan compensation ($)		Pension value ($)	All other compensation ($)	Total compensation ($)
(a)	(b)	(c)	(d)	(e)	(f)		(g)	(h)(2)	(i)
					Annual incentive plans	Long term incentive plans
Steven Curtis	2019	459,900	200,391	-	-	-	-	70,000	730,291
Chief Executive Officer	2018 2017	450,000 428,637	80,562 363,948	- -	- -	- -	- -	45,000 48,000	575,562 840,585
Dana Roets	2019	442,602	128,217	-	-	-	-	65,000	662,292
Chief Operating Officer	2018 2017	418,182 418,182	52,678 237,966	- -	- -	- -	- -	41,818 47,000	512,678 703,148
Mark Learmonth	2019 2018	433,942 410,000	163,350 43,267	-	-	-	-	65,000 41,000	662,292 494,267

Chief Financial Officer	2017	410,000	229,218	- -	- -	- -	- -	44,000	683,218
Caxton Mangezi General Manager and Director of the Blanket Mine	2019 2018 2017	450,377 358,503 348,400	107,050 43,379 195,967	- - -	- - -	- - -	- - -	63,771 124,518 117,322	621,198 526,400 661,689
Adam Chester General Counsel, Company Secretary and Head of Risk and Compliance	2019 2018 2017	281,744 273,872 257,489	73,046 14,936 70,019	- - -	- - -	- - -	- - -	29,773 32,768 26,686	384,563 321,576 354,194

(1)	Plan (also referred to herein as long term incentive plan or LTIP) awards are, following amendment to allow for settlement in shares as well as or instead of cash, considered to be share based awards. The amounts stated are the expenses for the year to revalue the liability to the amount that is expected to vest at the applicable year end. Refer to table below for the awards outstanding as at December 31,2019.

(2)	The amounts shown in (h) relate to bonuses paid to NEOs and include, in respect of Mr Mangezi’s total for 2017, $29,033 cash in lieu of leave. No fees for acting as a Director were paid to NEOs.

Incentive plan awards – value vested or earned during the year

This table shows, for each NEO, the value of their awards that vested or were earned (i.e. that settled) during the year ending December 31, 2019.

Name (a)	Option-based awards – Value vested during the year ($) (b)	Share-based awards – Value vested during the year ($) (c)	Non-equity incentive plan compensation – Value earned during the year ($) (d)
Steven Curtis	-	743,225.89	-
Mark Learmonth	-	481,033.86	-
Caxton Mangezi	-	400,193.14	-
Dana Roets	-	485,957.42	-
Adam Chester	-	-	-

Outstanding share-based awards and option-based awards

This table shows, for each NEO, all awards outstanding as at December 31, 2019.

		Option-based Awards				Share-based Awards
Name	Number of securities underlying unexcercised options (un- consolidated) (#)	Option exercise price (Canadian dollars)	Option expiration date	Value of unexercised in-the-money options (Canadian dollars)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested (Canadian dollars) (1)	Market or payout value of vested share-based awards not paid out or distributed (Canadian dollars)
Steven Curtis	-	-	-	-	44,308.79	487,396.69	-
Mark Learmonth	-	-	-	-	28,286.55	311,152.05	-
Caxton Mangezi	-	-	-	-	23,533.14	258,864.54	-
Dana Roets	-	-	-	-	27,898.13	306,879.43	-
Adam Chester	-	-	-	-	22,826.00	251,086	-

(1) Calculated on the TSX share price of Can$11 on December 31, 2019.

Termination and Change of Control Benefits

Mr. Learmonth, following his relocation to Jersey at the time of the re-domicile of the Company to Jersey, has entered into an employment agreement with the Company effective March 1, 2016, Mr. Chester has entered into an employment agreement with the Company effective January 19, 2017, each of Messrs. Curtis and Roets has entered into an employment agreement effective January 1, 2014 with Caledonia Mining South Africa Proprietary Limited (previously named “Greenstone Management Services Proprietary Limited”), a wholly owned subsidiary of the Company, and Mr. Mangezi has an employment agreement with Blanket Mine (1983) Private Ltd (collectively, the “Employment Agreements”). Pursuant to the Employment Agreements, Messrs. Curtis, Roets, Learmonth, Chester and Mangezi are each entitled to certain payments following or in connection with a termination or change of control.

In the event of termination by the Company, the Employment Agreements require payment of: (i) one month’s pay per year of service, pro-rated for part years’ service and calculated on the basis of his current remuneration package;

(ii) short term and long term incentives accrued to the last day of employment; and (iii) accumulated but unpaid leave accrued to the last day of employment; (iv) less any amounts owing to the Company. In the event of a termination:

(a) by the Company, occurring upon or within 24 months following a change of control of the Company, other than for cause, death or disability, or (b) by the applicable NEO, in certain circumstances occurring within 24 months following a change of control of the Company, such NEO would be entitled to receive, in addition to any other entitlements upon termination: (i) accrued and unpaid amounts of short term incentives and long term incentives; (ii) a lump sum payment equal to 24 months’ pay and; (iii) annual leave accrued.

The following table indicates the estimated termination payment entitlements for applicable NEOs in the event of a termination: (a) in the event of a termination of the NEO by the Company on the last day of 2019; and (b) in the event of a termination of the NEO by the Company occurring upon or within 24 months following a change of control of the Company, other than for cause, death or disability.

	Termination (USD)	Termination following a change of control (USD)
Steven Curtis	$696,061.00	$1,056,911.00
Mark Learmonth	$617,671.00	$946,773.00
Dana Roets	$344,727.00	$963,173.00
Caxton Mangezi	$1,587,436.00	$659,047.00
Adam Chester	$259,821.00	$927,994.00

DIRECTOR COMPENSATION TABLE

This table shows all amounts of compensation paid or provided to Directors, other than the NEOs whose compensation is detailed in the Summary Compensation Table above, for the Company’s financial year ended December 31, 2019.

Name	Directors Fees earned (USD)	Share based awards (USD)	Option-based awards granted in year (USD)	Non-equity incentive plan compensation (USD)	Pension value (USD)	All other Compensation (USD)	Total (USD)
Leigh Wilson	$55,000	-	-	-	-	-	$55,000
John McGloin	$58,640.41	-	-	-	-	-	$58,640.41
John Kelly	$55,000	-	-	-	-	-	$55,000
Johan Holtzhausen	$55,000	-	-	-	-	-	$55,000
Nick Clarke*	$16,315.07	-	-	-	-	-	$16,315.07

* Mr Clarke was appointed as a Director on September 23, 2019.

Outstanding share-based awards and option-based awards

This table shows, for each Director who is not an NEO, all awards outstanding as at December 31, 2019.

		Option-based Awards			Share-based Awards
Name	Number of securities underlying unexcercised options (un- consolidated) (#)	Option exercise price (Canadian dollars)	Option expiration date	Value of unexercised in-the-money options (Canadian dollars)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested (Canadian dollars)	Market or payout value of vested share-based awards not paid out or distributed (Canadian dollars)
Leigh Wilson	-	-	-	-	-	-	-
John McGloin	18,000	11.5	October 13, 2021	-	-	-	-
John Kelly					-	-	-
Johan Holtzhausen

The Directors are eligible to receive awards in terms of the Plan, but no awards were made during 2019.

The Committee reviews the compensation paid to Directors annually. Based on compensation paid to Directors at other companies comparable to the Company and on the additional risks and responsibilities assumed by the Directors it recommends compensation paid to the Directors. There was no increase in the compensation paid to Directors who are not NEOs during 2019.

No restrictions are placed on the ability of Directors to purchase financial instruments which are designed to hedge or offset a decrease in the market value of equity securities or options granted as compensation or held by the Director.

Since June, 2003 the Company has maintained Directors and Officers Liability insurance for Directors and officers of the Company and its affiliates. The present coverage is of US$20,000,000 per occurrence and in the aggregate. The annual premium for such Directors and Officers Liability insurance was US$80,000.

CORPORATE GOVERNANCE PRACTICE

The Company is subject to Canadian National Instrument 58-101 - Corporate Governance Disclosure (“NI 58-101”). NI 58-101 requires a company to include in its management information circular the disclosure required by Form 58-101F1. Appendix “A” provides certain corporate governance disclosure in respect of the Company.

Mandate of the Board

The Board of Directors is responsible for the overall stewardship of the Company, and has full power and authority to manage and control the affairs and business of the Company. The mandate of the Board of Directors is detailed in the “Charter of the Board of Directors” which is attached as Appendix “B”.

Amongst other things, the Board is responsible for:

1.	selecting, appointing, evaluating and (if necessary) terminating the Chief Executive Officer and Chief Financial Officer of the Company and selecting, appointing, evaluating and (if necessary) terminating the chairperson of the Board;

2.	adopting a strategic planning process, approving strategic plans and monitoring performance against plans;

3.	reviewing and approving annual operational budgets, capital expenditure limits and corporate objectives and monitoring performance on each of the above;

4.	reviewing policies and procedures to identify business risks and ensure that systems and actions are in place to monitor them;

5.	reviewing policies and processes to ensure that the Company’s internal control and management information systems are operating properly;

6.	approving the financial statements and MD&A, and making a recommendation to shareholders for the appointment of auditors;

7.	approving the Company’s Code of Business Conduct, Ethics and Anti-Bribery Policy, monitoring compliance with the code and granting any waivers from the code for the benefit of Directors or officers of the Company in accordance with applicable requirements of securities regulatory authorities or the Toronto Stock Exchange;

8.	assessing the contribution of the Board, committees and all Directors annually and planning for succession of the Board;

9.	evaluating the relevant relationships of each independent Director and making an affirmative determination that such relationship does not preclude a determination that the Director is independent;

10.	arranging formal orientation programs for new Directors, where appropriate, and a continuing education program for all Directors;

11.	establishing and maintaining an appropriate system of corporate governance including practices to ensure the Board functions effectively and independently of management, including reserving a portion of all Board and its committee meetings for in camera discussions without management present;

12.	reviewing and approving the compensation of members of the senior management team, as well as corporate objectives and goals applicable to each member, in order to ensure that the compensation is competitive within the industry, the composition mix (i.e., between cash, short-term incentives and long-term incentives) is appropriate to incentivize and reward each member relative to his or her responsibilities and the Company’s objectives and goals and the form of compensation aligns the interests of each such individual with those of the Company;

13.	ensuring that an adequate system of internal control is maintained to safeguard the Company’s assets and the integrity of its financial and other reporting systems;

14.	ensuring that there is in place a system of internal disclosure controls and procedures that, among other things, creates a disclosure charter setting out the Company’s disclosure policy and mandates activities relating to public disclosure, ensures all material information is properly gathered, reviewed and disseminated, and monitors and evaluates compliance with, and the effectives of, such controls and procedures;

15.	adopting a process for Shareholders and other interested parties to communicate directly with the Board or the independent Directors, as appropriate;

16.	reviewing and considering for approval all amendments or departures proposed by management from established strategy, capital and operating budgets, or matters of policy, which diverge from the ordinary course of business;

17.	ensuring that a process is established that adequately provides for management succession planning, including the appointing, training, and monitoring of management;

18.	being responsible for information technology governance;

19.	in addition to the above, adhering to all other Board responsibilities as set forth in the Company’s articles of association and other statutory and regulatory requirements.

The Board holds regular meetings and additional meetings to address special items of business. The frequency of meetings, as well as the nature of agenda items, changes depending upon the state of the Company’s affairs and in light of opportunities or risks which the Company faces. On average the Board has met approximately 7 times per year during the past five years. In 2019, the Board met 5 times.

As part of the Board’s responsibility for the strategic planning process of the Company, the Board considers and, where appropriate, adopts the goals of the business that are proposed by management and the strategies and policies within which the Company is managed. Management is required to seek the approval of the Board for material deviations, financial or otherwise, from the approved business goals, strategies and policies of the Company.

Director Tenure

It is proposed that each of the persons appointed as a Director at the Meeting will serve until the close of the next annual general meeting of the Company or until his successor is elected or appointed. The Board of Directors has not adopted a term limit for Directors. The Board believes that the imposition of director term limits on a board may discount the value of experience and continuity amongst board members and runs the risk of excluding experienced and potentially valuable board members. The Board relies on an annual assessment procedure in evaluating Board members and believes that it can best strike the right balance between continuity and fresh perspectives without mandated term limits.

Board Composition

The Board believes that the extensive knowledge of the Company’s business by both the independent and the non-independent Directors is beneficial to the other Directors and their participation as Directors contributes to the effectiveness of the Board. The Board further believes that the business knowledge and experience, particularly in the context of activities in Southern Africa, brought by Messrs. Curtis and Holtzhausen is most valuable to the other Directors as a whole.

The Board considers that its current composition is efficient and appropriate considering the extent of the Company’s activities and the location of the properties on which most of its activities are conducted. The Board has concluded that five (5) of the seven (7) Directors, Messrs. Wilson, Holtzhausen, McGloin, Kelly and Clarke are independent Directors within the meaning of the NI 58-101 definitions.

Majority Voting Policy

The Board of Directors adopted a Majority Voting Policy dated February 15, 2013 (the “Majority Voting Policy”). Pursuant to the Majority Voting Policy, if a Director nominee had more votes withheld than were voted in favour of him or her, such nominee must have forthwith submitted his or her resignation to the Board of Directors, effective on acceptance by the Board. The Board would refer the resignation to the Corporate Governance Committee for consideration. The Board would promptly accept the resignation unless the Corporate Governance Committee determined that there were extraordinary circumstances relating to the composition of the Board of Directors or the voting results that should delay the acceptance of the resignation or justify rejecting it. In any event, the resignation would be accepted (or in rare cases rejected) within 60 days of the meeting. Following the Board of Directors’ decision on the resignation, the Company would promptly issue a press release disclosing the Board’s decision. The Majority Voting Policy did not apply to an election that was contested.

The proxy form includes ‘for’, ‘against’ and ‘abstain’ options for voting, in accordance with voting methods typical to a Jersey incorporated company, rather than using the previous ‘in favour’ and ‘vote withheld’ options typical of a Canadian incorporated company. An abstention under Jersey law is not counted for the purposes of calculating a vote and is not included in calculating a quorum. The Majority Voting Policy is not relevant to the extent that the new voting options are used and, instead, if a Director receives more votes ‘against’ than ‘for’ his reappointment his appointment will simply be terminated without any requirement to tender his resignation.

Diversity

The Nomination Committee considers diversity in the composition of the Board of Directors and periodically reviews the composition of the Board as a whole to recommend, if necessary, measures to be taken so that the Board reflects the appropriate balance of diversity, knowledge, experience, skills and expertise required for the Board as a whole. Accordingly, while the Board of Directors has not adopted a written policy nor targets relating to the identification and nomination of women directors, the Board of Directors does take into consideration a nominee’s potential to contribute to diversity within the Board of Directors. Given that diversity is part of determining the overall balance, which includes gender, the Board has not adopted a gender specific policy target.

The Nomination Committee recognises the value of diversity. Currently, the Board of Directors is comprised of male Directors; however, the Board continues to consider female nominees for any Board of Directors vacancies, provided that such nominees meet the needs of the Company in relation to her attributes and skills.

Consistent with the Company’s approach to diversity at the Board level, the Company’s hiring practices include consideration of diversity across a number of areas, including gender. During 2019, all of the executive officer positions of the Company, including its major subsidiaries, were held by men. However, in January, 2020 Janet Hobkirk was appointed as the new group mineral resources manager.

The Company does not have a target number of women executive officers. Given the small size of its executive team, the Company believes that implementing targets would not be appropriate. However, in its hiring practices, the Company considers the level of representation of women in executive officer positions.

Board Committees

The Board of Directors has seven standing committees: the Audit Committee, the Compensation Committee, the Corporate Governance Committee, the Nomination Committee, the Disclosure Committee, the Technical Committee and the Strategic Planning Committee. The Board also constitutes ad hoc committees from time to time for particular purposes. Numbers of meetings of the committees held during 2019 and any absences of members of Committees (who are Directors) from those meetings were as follows:

Committee	Audit	Compensation	Corporate Governance	Nomination	Technical	Strategic Planning
Number of meetings held during the year	4	3	1	2	4	3
Absences	-	Mr Leigh Wilson was absent from the meeting held on May 8, 2019	Mr Leigh Wilson was absent from the meeting held on May 8, 2019	Mr Leigh Wilson was absent from the meeting held on May 8, 2019	Mr Steve Curtis was absent from the meeting held on January 22, 2019	-

Audit Committee

The Audit Committee is comprised of Messrs. Holtzhausen, McGloin and Kelly and is chaired by Mr Holtzhausen. Each member of the Audit Committee is considered independent as defined under NI 52-110 and considered to be financially literate as such terms are defined under National Instrument 52-110 Audit Committees. Mr Holtzhausen is an ex-audit partner of KPMG Inc., Mr McGloin was previously the executive chairman and chief executive officer of Amara Mining Plc and Mr Kelly has over 30 years of experience in the financial services industry in the U.S.A and international markets including emerging markets in Asia. The Audit Committee is responsible for assisting the Board in its oversight of the:

1.	integrity, adequacy and timeliness of the Company’s financial reporting and disclosure practices;

2.	processes for identifying the principal financial risks of the Company and the control systems in place to monitor them;

3.	compliance with legal and regulatory requirements related to financial reporting;

4.	independence and performance of the auditors;

5.	processes implemented by management to ensure effective internal controls over financial reporting;

6.	enterprise risk management;

7.	fraud risks related to financial reporting;

8.	risks related to financial reporting; and

9.	integrated reporting.

The Board has adopted an “Audit Committee Charter” which is attached as Appendix “C”.

The following table sets out the Company’s external auditor’s fees billed for its services for the last two financial years of the Company:

Financial year	Audit Fees	Audit-Related Fees	Tax Fees	All Other Fees
2019	176,415	-	-	-
2018	157,849	-	-	19,598

ADDITIONAL INFORMATION

Additional information relating to the Company is on SEDAR at www.sedar.com and on the Company’s website. Financial information is provided in the Company’s consolidated financial statements prepared and audited to December 31, 2019 and in its annual management discussion and analysis (both of which are Meeting Materials) dated as of March 19, 2020.

Copies of any of the documents described in the Circular are available on the Company’s website. They also can be obtained by following the instructions in the Notice of Meeting or contacting the Company at:

B006 Millais House Castle Quay St Helier Jersey JE2 3EF Channel Islands
Phone: +44 1534 674800
email: info@caledoniamining.com

APPROVAL

The content of this Circular has been approved by the Board. DATED as of the 30th day of March, 2020.

By order of the Board of Directors of Caledonia Mining Corporation Plc.

(signed) “Leigh A. Wilson”

Leigh A. Wilson
Chairman

APPENDIX “A”

CALEDONIA MINING CORPORATION PLC

FORM 58-101F1

CORPORATE GOVERNANCE DISCLOSURE

CALEDONIA MINING CORPORATION PLC

1. Board of Directors (a) Disclose the identity of Directors who are independent.

The Company has determined that 5 of its current 7 Directors are “independent”, within the meaning of NI 58-101. The following Directors are “independent”:

-  Johan Holtzhausen

-  John Kelly

-  Leigh Wilson

-  John McGloin

-  Nick Clarke

(b) Disclose the identity of Directors who are not independent, and describe the basis for that determination.	Each of Steven Curtis and Mark Learmonth is not “independent” within the meaning of NI 58-101. Messrs. Curtis and Learmonth are full-time paid executive officers.
(c) Disclose whether or not a majority of Directors are independent, describe what the Board does to facilitate its exercise of independent judgment in carrying out its responsibilities.	As per (a) and (b) above, a majority of the Directors are “independent”, within the meaning of NI 58-101.
(d) If a Director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the Director and the other issuer.

The only Directors who act as a director of other reporting issuers (or the equivalent) and the names of the reporting issuers are:

Johan Holtzhausen

–  DRDGOLD Limited Nick Clarke

–  Central Asia Metals Plc John McGloin

–  Perseus Mining Limited

–  Oriole Resources Plc

(e) Disclose whether or not the independent Directors hold regularly scheduled meetings at which non-independent Directors and members of management are not in attendance. If the independent Directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent Directors do not hold such meetings, describe what the Board does to facilitate open and candid discussion among its independent Directors.	The Company holds one regularly scheduled in-person Board meeting annually, held in conjunction with the annual general meeting of Shareholders, occasional other in-person meetings and a number of regularly scheduled or special telephone conference Board meetings each year. The agendas of these meetings occasionally include the holding of a meeting “in camera” which excludes participation by Mr Curtis and Mr Learmonth as Directors representing management of the Company. Open and candid discussion is encouraged at all meetings and especially during “in camera” sessions. Meetings only include meetings of the independent Directors if such a meeting is requested by an independent Director. In 2019 there was a total of 5 meetings of the Board of Directors and no meetings were requested to be attended only by independent Directors.
(f) Disclose whether or not the chair of the Board is an independent Director. If the Board has a chair or lead Director who is an independent Director, disclose the identity of the independent chair or lead Director, and describe his or her role and responsibilities. If the Board has neither a chair that is independent nor a lead Director that is independent, describe what the Board does to provide leadership for its independent Directors.	Leigh Wilson, the Chairman of the Board, is independent. The Chairman of the Board has the responsibility of overseeing the efficient operation of the Board and its committees.

(g) Disclose the attendance record of each Director for all Board meetings held since the beginning of the issuer’s most recently completed financial year.	The Company held 5 Board meetings in 2019. Each Director attended all of the Board meetings in 2019 except for Mr Leigh Wilson who was absent from the meeting held on May 8, 2019.
2. Board Mandate Disclose the text of the Board’s written mandate. If the Board does not have a written mandate, describe how the Board delineates its role and responsibilities.	The Company has a written Charter of the Board of Directors. It can be viewed on the Company’s website.

3.    Position Descriptions

(a) Disclose whether or not the Board has developed written position descriptions for the Chair and the Chair or each Board committee. If the Board has not developed written position descriptions for the Chair and/or the Chair of each Board committee, briefly describe how the Board delineates the role and responsibilities of each such position.

The Board has established position descriptions for the Chairman of the Board as well as for the chairman of each committee.

The primary responsibility of the chairman is to ensure that the Board and its committees are operating effectively and meet the objectives set in their respective charters.

Committee chairs report periodically to the Board - usually in Board meetings. The composition of the committees can be found on the Company’s website in the Corporate Governance section and on pages 8 and 9 of the Circular.

(b) Disclose whether or not the Board and CEO have developed a written position description for the CEO. If the Board and CEO have not developed such a position description, briefly describe how the Board delineates the role and responsibilities of the CEO.	The Charter of the Board of Directors sets out a written position description for the role of the Chief Executive Officer of the Company.

4.     Orientation and Continuing Education

(a)   Briefly describe what measures the Board takes to orient new Directors regarding

(i)      the role of the Board, its committees and its Directors, and

(ii)     the nature and operation of issuer’s business

The normal orientation for a new Director includes meeting with the other Directors and the senior management of the Company and visiting the mine operation in Zimbabwe. The goal is to provide a new Director with a history of the Company and provide him or her with a briefing of the key strategies and issues that the Company is currently facing. In addition, particularly if the Director is new to the role of director, the orientation also includes a briefing of his/her responsibilities, regarding the legal responsibilities of being a Director and an insider of the Company. The orientation includes a discussion on how the Board and its committees function including the anticipated time commitments. He/she is provided with the relevant documentation including the Company’s corporate governance documents.

A new Director is invited to meet the key members of management and to study the Company’s material documents and recently published materials. All of the Directors have visited the operating mine in Zimbabwe. The Directors also undertake training with the Nomad appointed in terms of the AIM rules to ensure they are aware of the rules established for AIM listed companies.

(b) Briefly describe what measures, if any, the Board takes to provide continuing education for its Directors. If the Board does not provide continuing education, describe how the Board ensures that its Directors maintain the skill and knowledge necessary to meet their obligations as Directors.	The Company does not provide formal continuing education for its Directors except if and when a Director makes a request. Directors are encouraged to attend relevant seminars and other educational presentations when they are available. Other Directors periodically discuss the performance of the Directors on an informal basis.

5.       Ethical Business Conduct

(a)     Disclose whether or not the Board has adopted a written code for the Directors, officers and employees. If the Board has adopted a written code:

(i)      disclose how a person or company may obtain a copy of the code;

(ii)     describe how the Board monitors compliance with its code, or if the Board does not monitor compliance, explain whether and how the Board satisfies itself regarding compliance with its code; and

(iii)     provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a Director or executive officer that constitutes a departure from the code.

The Board expects Directors, officers and employees to behave ethically at all times and has adopted a written code and policy, the Code of Business Conduct, Ethics and Anti-Bribery Policy, dated June 28, 2018, which can be found on the Company’s website at www.caledoniamining.com in the Corporate Governance section.

The Board does not formally monitor compliance with the Code but the Code obliges Directors, officers and employees to report unethical behaviour including bribery and corruption to the Company’s Anti- Bribery Officer, includes a “whistleblower hotline”, requires the business to maintain gift and hospitality registers and also to perform due diligence on significant third party suppliers and contractors and also contains general guidance on anti-bribery and anti tax evasion. Directors have been given training on the contents of the Code and would normally be alert to any violation of the Code through the typical reporting structure of the business and because the Code has been formally circulated to and acknowledged by staff who are expected to be aware of and comply with its provisions.

There were no reported incidents relating to the Company’s Code of Business Conduct, Ethics and Anti-Bribery Policy or the predecessor of the Code (which included a code of ethics, whistleblower policy and anti-bribery policy adopted in 2004).

The Anti-Bribery Policy in the Code sets out the relevant legal requirements of the jurisdictions under which the business of the Company is governed.

(b) Describe any steps the Board takes to ensure Directors exercise independent judgment in considering transactions and agreements in respect of which a Director or executive officer has a material interest.	Directors are required to disclose any actual or potential conflict of interest situation. As such, the Director must excuse himself from any such discussions and refrain from voting on any such issues. The chairman may also request that a Director excuse himself or abstain from voting on an issue if he feels that there may be a conflict.
(c) Describe any other steps the Board takes to encourage and promote a culture of ethical business conduct.	There is a general prevailing awareness by the Directors that they are expected to cause the Company to maintain ethical business conduct. The Company’s general counsel is mandated by the Board to provide training to current and future staff of the Company’s group on ethical conduct and in particular on awareness and understanding of the Company’s Code of Business Conduct, Ethics and Anti-Bribery Policy.
6. Nomination of Directors (a) Describe the process by which the Board identifies new candidates for Board nomination.	The Company’s Nomination Committee consists of all of the independent Directors. The Nomination Committee generally undertakes no activities except if and when the Board determines that a new Director should or must be appointed. However, all Directors recognise the value of having persons on the Board who can contribute and all Directors therefore have an open mandate to stay alert to identifying persons who would be potentially valuable additions to the Board and to make recommendations in that regard to the Nomination Committee.
(b) Disclose whether or not the Board has a nominating committee composed entirely of independent Directors. If the Board does not have a nominating committee composed entirely of independent Directors, describe what steps the Board takes to encourage an objective nomination process.	The Nomination Committee is comprised of all of the independent Directors. As to the Committee’s objectivity see sub-clause 5.(b) above.
(c) If the Board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.	See above. Also refer to the charter of the Nomination Committee which is available on the Company’s website.
7. Compensation (a) Describe the process by which the Board determines the compensation for the issuer’s Directors and officers.	The Company has prepared the compensation report “Compensation Discussion and Analysis” included in this Circular. Further discussion of the Company’s compensation policy can be viewed on the Company’s website.
(b) Disclose whether or not the Board has a compensation committee composed entirely of independent Directors. If the Board does not have a compensation committee composed entirely of independent Directors, describe what steps the Board takes to ensure an objective process for determining such compensation.	Directors’ and officers’ compensation is generally considered by the Compensation Committee of the Board, which comprises of three independent Directors.
(c) If the Board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.	The principal responsibilities of the Compensation Committee are to review the fees and compensation for the Directors, the Chief Executive Officer, the Chief Financial Officer, and the executive officers of the Company, and to prepare the executive and directors compensation report for disclosure to Shareholders in this Circular.
8. Other Board Committees If the Board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

(i)              The primary role of the Corporate Governance Committee is to develop and implement corporate governance principles and policies established by the Board and to ensure that these principles are regularly reviewed, updated and adhered to.

(ii)             The function of the Disclosure Committee is to maintain a current awareness of the disclosure requirements applicable to publicly traded companies and as required by the rules of the Toronto

Stock Exchange and other securities regulatory authorities having jurisdiction. The Committee and its members are expected to ensure that the disclosures by the Company are in compliance with those requirements.

(iii)             The function of the Technical Committee is to communicate with management on matters of a technical nature and advise the Board as and when technical issues are discussed that require the Board to resolve a course of action.

(iv)             The function of the Strategic Planning Committee is to understand, analyse, formulate and monitor the strategic direction proposed by management to the Board.

9.     Assessments

Disclose whether or not the Board, its committees and individual Directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the Board satisfies itself that the Board, its committees, and its individual Directors are performing effectively.

Neither the Board, the Committees nor individual Directors are regularly assessed with respect to their effectiveness and contribution. In the annual Board meeting held in conjunction with the annual general meeting there is typically discussion of the performance of the Board and the Committees.

10. Director Term Limits and Other Mechanisms of Board Renewal

Disclose whether or not the issuer has adopted term limits for the Directors on its Board or other mechanisms of Board renewal and, if so, include a description of those Director term limits or other mechanisms of Board renewal. If the issuer has not adopted Director term limits or other mechanisms of Board renewal, disclose why it has not done so.

See page 24 of the Circular under “Director Tenure”

11.   Policies Regarding the Representation of Women on the Board

(a)  Disclose whether the issuer has adopted a written policy relating to the identification and nomination of women Directors. If the issuer has not adopted such a policy, disclose why it has not done so.

(b)  If an issuer has adopted a policy referred to in (a), disclose the following in respect of the policy:

(i)  a short summary of its objectives and key provisions,

(ii)  the measures taken to ensure that the policy has been effectively implemented,

(iii)  annual and cumulative progress by the issuer in achieving the objectives of the policy, and

(iv)  whether and, if so, how the Board or its nominating committee measures the effectiveness of the policy.

See page 25 of the Circular under “Diversity”.

12. Consideration of the Representation of Women in the Director Identification and Selection Process

Disclose whether and, if so, how the Board or nominating committee considers the level of representation of women on the Board in identifying and nominating candidates for election or re-election to the Board. If the issuer does not consider the level of representation of women on the Board in identifying and nominating candidates for election or re- election to the Board, disclose the issuer's reasons for not doing so.

See page 25 of the Circular under “Diversity”.

13. Consideration Given to the Representation of Women in Executive Officer Appointments

Disclose whether and, if so, how the issuer considers the level of representation of women in executive officer positions when making executive officer appointments. If the issuer does not consider the level of representation of women in

See page 25 of the Circular under “Diversity”.

executive officer positions when making executive officer appointments, disclose the issuer's reasons for not doing so.

14.    Issuer's Targets Regarding the Representation of Women on the Board and in Executive Officer Positions

(a)  For purposes of this Item, a “target” means a number or percentage, or a range of numbers or percentages, adopted by the issuer of women on the issuer's board or in executive officer positions of the issuer by a specific date.

(b)  Disclose whether the issuer has adopted a target regarding women on the issuer's board. If the issuer has not adopted a target, disclose why it has not done so.

(c)  Disclose whether the issuer has adopted a target regarding women in executive officer positions of the issuer. If the issuer has not adopted a target, disclose why it has not done so.

(d)  If the issuer has adopted a target referred to in either (b) or (c), disclose:

(i)  the target, and

(ii)  the annual and cumulative progress of the issuer in achieving the target.

See page 25 of the Circular under “Diversity”.

15.   Number of Women on the Board and in Executive Officer Positions

(a)  Disclose the number and proportion (in percentage terms) of Directors on the issuer's board who are women.

(b)  Disclose the number and proportion (in percentage terms) of executive officers of the issuer, including all major subsidiaries of the issuer, who are women.

See page 25 of the Circular under “Diversity”.

APPENDIX “B”

CALEDONIA MINING CORPORATION PLC

CHARTER OF THE BOARD OF DIRECTORS

(Adopted July 27, 2017)

CHARTER OF THE BOARD OF DIRECTORS Caledonia Mining Corporation Plc 1

Contents:

1.	Mandate	3
2.	Applicable laws and guidelines	3
3.	Composition	3
4.	Membership	4
5.	Meetings and proceedings	5
6.	Attendance at meetings	5
7.	Quorum	6
8.	Remuneration	6
9.	Written resolutions	7
10.	Independent Directors	7
11.	Separation of functions of the Chairperson and the CEO	9
12.	The Chairperson	9
13.	The CEO	11
14	The Company Secretary	12
15	The roles and responsibilities of the Board	14
16	Declaration of interests	18
17	Dealings in securities of the Corporation	18
18	Policy on Directors obtaining professional advice	18
19	Confidentiality	18
20	Evaluation	19
21	Reporting	19
22	Document Control	19
23	Charter Approval	21

1.	Mandate

The board of directors (the "Board") of Caledonia Mining Corporation Plc ("Caledonia" or the “Corporation”) is responsible for overseeing the management and business affairs of Caledonia and makes all major policy decisions. It may delegate certain of its authority and responsibilities to Board committees ("Committees") or management of Caledonia ("Management"). Nonetheless, the Board will retain full effective control over the Corporation.

2.	Applicable laws and guidelines

Caledonia endorses and is committed to the principles of good corporate governance and corporate citizenship. Caledonia has therefore prepared this charter of the Board (the “Charter”) with reference to the laws, codes and guidelines that apply in the jurisdictions which are most relevant to Caledonia (i.e. Jersey, the UK, Canada and the USA) including the following specific laws and guidelines:

•	the UK Corporate Governance Code September 2014;
•	OECD Principles of Corporate Governance 2004;
•	the National Policy 58-201;
•	Companies (Jersey) Law 1991;
•	Corporate Governance Guidelines Related Documents: National Instrument 52-110 Audit Committees;

•	National Instrument 58-101 Disclosure of Corporate Governance Practices;
•	Form 58-101F1 Corporate Governance Disclosure;
•	Amendment Instrument for National Instrument 58-101 Disclosure of Corporate Governance Practices; and
•	The Sarbanes-Oxley Act governance requirements as are relevant in terms of the listing of Caledonia’s shares on the NYSE American LLC.

The provisions set out in this Charter are subject to and must also be read in conjunction with the Corporation’s articles of association, the rules of the Toronto Stock Exchange, the NYSE American LLC Company Guide and AIM Rules for Companies of the London Stock Exchange plc, the rules of any other applicable securities exchange or any other applicable regulatory body and any other applicable law, rule or regulation (collectively “the Applicable Laws”) and with due regard to the recommendations of the codes, rules and requirements outlined above.

In addition, because of its widespread international acceptance, the Charter has also been prepared with regard to the King Report on Governance for South Africa 2009, the King Code of Governance Principles (“King III”).

In the event of any ambiguity, discrepancy or conflict between this Charter and any of the Applicable Laws, the Applicable Laws shall prevail.

3.	Composition

The Board needs to achieve an appropriate mix of executive and non-executive directors (each a “Director”) who collectively have the knowledge, skills and experience required to carry out the role and responsibilities of the Board.

The Board must include a majority of individuals who qualify as independent Directors. The Board must meet all applicable legal and regulatory requirements.

Directors can be elected by the Board or by shareholders and all are subject to re-election annually by shareholders at the annual general meeting.

4.	Membership

4.1	The Board shall comprise no less than three members but is not subject to any maximum number. The NYSE American LLC requires that the Board is comprised of a majority of independent Directors.

4.2	The Board will appoint from among its members a chairperson (the “Chairperson”).

4.3	The role of the Chairperson will be separate to the role of Chief Executive Officer (“CEO”).

4.4	The Chairperson will be a non-executive Director and preferably an independent non- executive Director.

4.5	The Chairperson should be elected by the Board each year (recommended to occur immediately after each annual general meeting).

4.6	The Chairperson should not be an employee of any company within the Corporation. The Chairperson should also not be a member of the Audit Committee of the Corporation. The Chairperson should not have been the CEO in the last 3 years.

4.7	Each Director shall:

4.7.1	acquire the basic knowledge and understanding of the business of the Corporation as well as the laws, regulations and rules that govern the activities of the business;

4.7.2	have a fiduciary duty to the Corporation;

4.7.3	perform their functions with such diligence, skill and care as a reasonably prudent person would exercise in comparable circumstances; and

4.7.4	uphold the highest degree of ethics at all times.

4.8	The Board will in considering its size take cognisance of the knowledge, skills and resources required for conducting the business of the Board and its committees.

4.9	The Board will take responsibility for appointing the CEO and any new Director to take office on the Board with the assistance of the Nomination Committee of the Corporation.

5.	Meetings and proceedings

5.1	The agenda for Board meetings shall contain standing business reporting items. At a prior meeting, or through the office of the Chairperson, any Director may request additional items for inclusion on the agenda.

5.2	All reports and material for approval by the Board shall be delivered at least 48 hours in advance of a Board meeting in rush circumstances, and seven days for regular reporting, unless extenuating circumstances, as approved by the Chairperson, dictate otherwise.

5.3	If the Chairperson is not present at a Board meeting and cannot be contacted, the Directors present must appoint a chairperson for the meeting from amongst the non- executive Directors present at such meeting.

5.4	Board meetings shall normally be held and chaired in Jersey which shall be attended in person by a majority of the Directors, unless the Chairperson decides that there are no important decisions pending on the agenda, in which case Directors and invitees may participate in the Board meeting through the use of a conference telephone, video conference or other communication equipment by means of which all persons participating in the meeting can hear each other at the same time, provided that a majority of the Directors attend the meeting in person. Such participation constitutes attendance and presence in person at the meeting, forming part of the quorum necessary in the meeting.

5.5	In the event that the Directors attend Board meetings via telephone or video conference, such virtual meetings shall be set-up from Jersey, chaired by the Chairperson (provided that he is not in South Africa), minuted and documented by the secretary of the Corporation (the “Company Secretary”) in Jersey and the information that Directors need to consider in preparation for such a meeting should be disseminated from Jersey.

5.6	All proceedings at Board meetings must be minuted, evidencing that matters were substantially debated and decided, and all committee documents, information and minutes of previous Board meetings must be distributed to the Directors present at such meeting.

5.7	Within five business days of a meeting the Company Secretary will aim to circulate the minutes for review and comment.

6.	Attendance at meetings

6.1	The Board should meet at least four times per year. Any Director may request a meeting of the Board with no Management in attendance.

6.2	Directors should use their best endeavours to attend the Board meetings and to be properly prepared to participate in Board discussions and or be able to consider information/issues at such meetings.

6.3	Professional advisors, officers or members of staff whose input may be required or who may be invited for the purpose of, inter alia, capacity building for potential Directors may be invited to the meetings at the discretion of the Chairperson.

6.4	Management (who are not executive Directors) may attend Board meetings to facilitate communication between Management and the Board.

6.5	Directors unable to attend a Board meeting should advise the Chairperson and the Company Secretary timeously.

6.6	The Chairperson may excuse from the meeting or from any item on the agenda any of the attendees at a meeting who may have or may be considered by the Board to have a conflict of interest. In such circumstances, the Director concerned should leave the boardroom while that item is discussed.

6.7	The Chairperson may for good reason request executive Directors to leave the boardroom for any part of the Board meeting. This is especially so during deliberations relating to executive performance and remuneration.

6.8	No invitee shall have a vote at meetings of the Board.

7.	Quorum

7.1	The quorum necessary for the transaction of the business of the Board may be fixed by the Board and unless so fixed at any other number shall be a simple majority of the Directors.

7.2	Subject to the Articles of Association, any Director who ceases to be a Director at a Board meeting may continue to be present and to act as a Director and be counted in the quorum until the termination of the Board meeting, if no other Director objects and if otherwise a quorum of Directors would not be present.

8.	Remuneration

8.1	Each of the Directors, other than the executive Directors who for the time being hold an executive office or employment with the Corporation, shall be paid a fee for his service at such rate as may from time to time be determined by the Board or by the Compensation Committee authorised by the Board. Such fee shall be deemed to accrue from day to day.

8.2	The Board will ensure that the Company’s 20-F and any voluntary annual reporting contains full disclosure of the remuneration of each Director and certain senior executives as prescribed by law or in terms of best practice, as adopted by the Corporation for this purpose

9.	Written resolutions

9.1	In the event a resolution is to be passed by way of written consent rather than a meeting of the Board, a brief summary of the background and purpose of the resolution will be provided to the Directors in writing (or in the resolution itself).

9.2	The resolution will be signed by all the Directors then in office or by all the members of the relevant committee of the Board.

9.3	The resolution shall be as valid and effectual as if it had been passed at a meeting of the Board or that committee duly convened and held and may be contained in one or more documents each signed by one or more of the Directors or members of that committee. Any such document(s) may be constituted by letter or in electronic form or otherwise as the Board may from time to time approve.

9.4	No important decisions of the Board should be taken by such a written resolution without having been considered by the Directors at a Board meeting.

10.	Independent Directors

10.1	An independent Director (an “Independent Director”) is a non-executive Director who:

10.1.1	is not a representative of a shareholder which has the ability to control or significantly influence the Board or the Management;

10.1.2	does not have a direct or indirect interest in the Corporation which exceeds 5% (five percent) of the Corporation’s total number of shares in issue;

10.1.3	has a direct or indirect interest in the Corporation which is less than 5% (five percent) of the Corporation’s total number of shares in issue and such interest is not material to his personal wealth;

10.1.4	has not been employed by Caledonia in any capacity or been engaged as the designated auditor or has been a partner in Caledonia’s external audit firm or has served as a legal adviser to Caledonia for the preceding 3 (three) financial years;

10.1.5	is not a member of the immediate family of an individual who is, or has during the preceding 3 (three) financial years been, employed by Caledonia in an executive capacity;

10.1.6	is not a professional adviser to Caledonia;

10.1.7	is free from any business or other relationship (contractual or statutory) which could be seen by an objective outsider to interfere materially with the individual’s ability to act in an independent manner such as being a director of or having a material financial interest in a customer of or a supplier to Caledonia or its group of companies;

10.1.8	has not accepted or has an immediate family member who has accepted any compensation from Caledonia in excess of US$120,000 during any period of twelve consecutive months within the three years preceding the determination of independence, other than the following:

10.1.8.1	compensation for Board or Board committee service;

10.1.8.2	compensation paid to an immediate family member who is an employee (other than an executive officer) of Caledonia; or

10.1.8.2 benefits under a tax-qualified retirement plan, or non-discretionary compensation;

10.1.9	a Director who is, or has an immediate family member who is, a partner in, or a controlling shareholder or an executive officer of, any organisation to which Caledonia made, or from which Caledonia received, payments (other than those arising solely from investments in Caledonia’s securities or payments under non-discretionary charitable contribution matching programs) that exceed 5% of Caledonia’s consolidated gross revenues for that year, or US$200,000, whichever is more, in any of the most recent three financial years;

10.1.10	a Director who is, or has an immediate family member who is, employed as an executive officer of another entity where at any time during the most recent three financial years any of Caledonia’s executive officers serve on the compensation committee of such other entity; or

10.1.11	a Director who is, or has an immediate family member who is, a current partner of Caledonia’s external auditor, or was a partner or employee of Caledonia’s external auditor who worked on Caledonia’s audit at any time during any of the past three years, although it should be noted that the above is a non-exhaustive list.

10.2	Independent Directors should not merely be independent but must be perceived as being independent by any reasonably informed outsider.

10.3	Independent Directors should be independent in character and judgement and there should be no relationships or circumstances which are likely to affect or could appear to affect such independence.

10.4	A balance should be sought between continuity in the composition of the Board, subject to performance and eligibility for re-election as well as considerations of independence and the need for the introduction of new ideas.

10.5	The re-appointment of any non-executive Director which would have the effect of his or her total term of office exceeding 9 (nine) years must be considered, with due regard to the length of office of such Director possibly negatively affecting his or her independence.

10.6	An Independent Director may serve longer than 9 (nine) years if, after an assessment by the Board, there are no relationships or circumstances likely to affect, or appear to affect, that Director’s objective judgement and independence. Such assessment must show that that Director’s independence of character and judgement are not in any way affected or impaired by his or her length of service. A statement to this effect should be included in Caledonia’s integrated annual report.

10.7	The Board must evaluate the ‘independence’ of those non-executive Directors that are classified as being independent and in particular, and in accordance with the NYSE American LLC Company Guide, must affirmatively determine that the Director does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a Director.

10.8	In accordance with the NYSE American LLC Company Guide, Directors serving on the Audit Committee must also comply with the additional, more stringent, requirements set forth in Section 803B(2) of the NYSE American LLC Company Guide (see paragraph 15.4 below); and (ii) Directors serving on the Compensation Committee must also comply with the additional, more stringent, requirements set forth in Section 805(c) of the NYSE American LLC Company Guide (see paragraph 15.3 below).

11.	Separation of functions of the Chairperson and the CEO

11.1 The Board must ensure that, at all times, the roles of the Chairperson and the CEO are kept clearly separate.

12.	The Chairperson

12.1	The Board must appoint the Chairperson and determine the period for which he or she shall hold office, provided that the Chairperson must be elected (or re-elected) by the Board each year.

12.2	The Chairperson is responsible for:

12.2.1	setting the ethical tone for the Board and the Corporation together with the other Directors;

12.2.2	providing overall leadership to the Board without limiting the principle of collective responsibility of the Board for its decisions while at the same time being aware of the individual responsibilities of Board members;

12.2.3	considering and approving the long-term strategy and vision for Caledonia developed by the CEO and which must thereafter be presented by the CEO to the Board for its approval;

12.2.4	ensuring, with the CEO and the Company Secretary, that an annual work map for the Board is developed;

12.2.5	with the assistance of the Nomination Committee:

12.2.5.1	identifying and participating in the selection of Directors;

12.2.5.2	overseeing a formal succession plan for the CEO, other Directors and senior management of Caledonia;

12.2.5.3	ensuring that a formal programme of induction and continuing professional education for Directors is adopted and, in general, enhancing the confidence of new Directors and encouraging them to speak and make meaningful contributions at Board meetings; and

12.2.5.4	leading the annual evaluation of the performance of individual Directors;

12.2.6	presiding over Board meetings and directing Board discussions to effectively use the time available to address the issues facing Caledonia;

12.2.7	dealing with conflicts of interest which may arise between Directors and Caledonia. In this regard, the Chairperson must ask the relevant Director to recuse himself or herself from participating in discussions and taking decisions in respect of matters in which they have a conflict of interest;

12.2.8	ensuring that the Board receives the necessary information to take effective decisions and actions;

12.2.9	receiving regular reports from the CEO and acting as the link between the Board and Management and particularly between the Board and the CEO;

12.2.10	ensuring that the Directors play a full and constructive role in the affairs of the Corporation and taking a lead role in the process of removing non-performing or unsuitable Directors from the Board;

12.2.11	leading the process for setting the agenda for Board meetings, working with the CEO and the Company Secretary in this regard, studying the Board information packs prior to Board meetings and ensuring that Board minutes properly reflect proceedings at Board meetings and decisions of the Board;

12.2.12	building and maintaining relations with the shareholders of the Corporation and other stakeholders of Caledonia together with the CEO and the senior management team of Caledonia and maintaining stakeholders’ trust in Caledonia; and

12.2.13	considering, in conjunction with the Board, the number of outside chairmanships held by him taking into account, inter alia, the relative size and complexity of the businesses of the companies of which the Chairperson is a chairperson.

12.3	The Chairperson may establish an office, to be known as the Office of the Chairperson, to provide support to him and to assist Caledonia in the attainment of its objectives.

13.	The CEO

13.1	The CEO will report to the Chairperson.

13.2	The CEO is required to:

13.2.1	develop and submit to the Chairperson a long-term strategy and vision for the strategic development and growth of Caledonia that will generate optimum levels of shareholder value and will create positive relations with stakeholders and, once approved by the Chairperson, must present that strategy and vision to the Board for its consideration and approval;

13.2.2	develop and submit to the Chairperson annual business plans and budgets which are aimed at achieving Caledonia’s long-term strategy and vision for approval and thereafter must present those annual business plans and budgets to the Board for its consideration and approval;

13.2.3	strive to achieve financial and operational targets and ensure that the business affairs of Caledonia are appropriately monitored and managed;

13.2.4	ensure, with the approval of the Chairperson, that an effective senior management team for Caledonia is appointed and that regular performance appraisals are conducted in respect of Management;

13.2.5	formulate a proper succession plan for Caledonia’s senior management which must be approved by the Chairperson;

13.2.6	ensure that effective internal controls and governance measures are developed and implemented and oversee the implementation of the policies that are adopted by Caledonia;

13.2.7	maintain a positive and ethical work culture and climate that is conducive to attracting, retaining and motivating a diverse group of quality employees;

13.2.8	ensure, that a communications policy encompassing the dissemination of clear, balanced and truthful information to all stakeholders of Caledonia is developed together with the Chairperson and submitted to and approved by the Board;

13.2.9	set the ethical tone by providing ethical leadership and creating an ethical environment within Caledonia, together with the Chairperson; and

13.2.10	establish, with the approval of the Chairperson, an organisational structure for Caledonia which is conducive to the proper execution of its strategic plans.

13.3	with the assistance of the Audit Committee ensure that mechanisms are developed and implemented for ensuring that the Corporation:

13.3.1	complies with all applicable laws, regulations and is cognisant of the corporate governance principles required by the Companies (Jersey) Law 1991, the Toronto Stock Exchange, the NYSE American LLC, the Securities Exchange Commission and AIM Market of the London Stock Exchange plc; and

13.3.2	applies all recommended best practices which apply to the industry in which it operates and, if not, that the failure to do so is justifiably explained.

13.4	The appointment by the CEO of any executive who reports to him shall require the prior approval of the Chairperson. The CEO shall inform the Chairperson of the appointment of any other executive.

14	The Company Secretary

14.1	The Board is responsible for the selection, appointment and removal of a competent and suitably qualified and experienced Company Secretary, based in Jersey.

14.2	The Company Secretary may be an individual or a body corporate.

14.3	If thought fit two or more persons may be appointed as joint Company Secretary with the power to act jointly and severally.

14.4	The Board may from time to time appoint an assistant or deputy Company Secretary during such time as there may be no Company Secretary or no Company Secretary capable of acting or to support the Company Secretary.

14.5	The Company Secretary is accountable to the Board, and as such the Board shall recognise the pivotal role to be played by the Company Secretary in the achievement of good corporate governance, and empower this individual accordingly.

14.6	The Company Secretary must provide the Board as a whole and the individual Directors with detailed guidance regarding their duties, responsibilities and powers.

14.7	The Company Secretary must make the Directors aware of relevant legislation, regulations and rules affecting the Corporation as well as keep the Board informed of current and new developments regarding Directors’ duties and corporate governance requirements and practices.

14.8	The Company Secretary should report to the Board any failure of compliance with the Corporation’s articles of association on the part of any Director or the Board.

14.9	The Company Secretary should certify in the annual financial statements that the Corporation has filed all returns and notices required by the terms of the Companies (Jersey) Law 1991.

14.10	The Company Secretary should ensure that the role of the Board is properly articulated in the Charter and that the Board’s delegations are recorded, approved and updated.

14.11	The Company Secretary or, in the absence of the Company Secretary, any other person deemed appropriate by the Board shall be the secretary of the Board. It shall be incumbent upon this person to ensure that:

14.11.1	contents of agendas of meetings are agreed with the Chairperson;

14.11.2	agendas and papers are distributed timeously to Board members and attendees;

14.11.3	minutes are taken and agreed by members of the Board; and

14.11.4	all other things necessary to ensure that meetings are held as scheduled are done.

14.12	The Company Secretary should further assist with:

14.14.1	appointment of Directors;

14.12.1	Director induction and training programmes; and

14.12.2	evaluation of the Directors, the Board and its committees.

14.13	The Company Secretary or assistant or deputy Company Secretary shall attend all Board meetings but shall not be a Director.

14.14	The Company Secretary is responsible for discharging the Company Secretary’s duties as required by the Companies (Jersey) Law 1991, the Toronto Stock Exchange and AIM Market of the London Stock Exchange plc and other applicable laws.

15	The roles and responsibilities of the Board

15.1	In discharging its duties and stewardship responsibility, the Board's duties include the following:

15.1.1	selecting, appointing, evaluating and (if necessary) terminating the CEO and Chief Financial Officer of the Corporation and selecting, appointing, evaluating and (if necessary) terminating the Chairperson;

15.1.2	adopting a strategic planning process, approving strategic plans and monitoring performance against plans;

15.1.3	reviewing and approving annual operational budgets, capital expenditure limits and corporate objectives and monitoring performance on each of the above;

15.1.4	reviewing policies and procedures to identify business risks and ensure that systems and actions are in place to monitor them;

15.1.5	reviewing policies and processes to ensure that the Corporation’s internal control and management information systems are operating properly;

15.1.6	approving the financial statements and MD&A, and making a recommendation to shareholders for the appointment of auditors;

15.1.7	approving the Corporation’s Code of Business Conduct, Ethics and Anti-Bribery Policy, monitoring compliance with the code and granting any waivers from the code for the benefit of Directors or officers of the Corporation in accordance with applicable requirements of securities regulatory authorities or the Toronto Stock Exchange;

15.1.8	assessing the contribution of the Board, committees and all Directors annually and planning for succession of the Board;

15.1.9	evaluating the relevant relationships of each Independent Director and making an affirmative determination that such relationship does not preclude a determination that the Director is independent;

15.1.10	arranging formal orientation programs for new Directors, where appropriate, and a continuing education program for all Directors;

15.1.11	establishing and maintaining an appropriate system of corporate governance including practices to ensure the Board functions effectively and independently of Management, including reserving a portion of all Board and its committee meetings for in camera discussions without Management present;

15.1.12	reviewing and approving the compensation of members of the senior management team, as well as corporate objectives and goals applicable to each member, in order to ensure that the compensation is competitive within the industry, the composition mix (i.e., between cash, short-term incentives and long-term incentives) is appropriate to incentivize and reward each member relative to his or her responsibilities and the Corporation’s objectives and goals and the form of compensation aligns the interests of each such individual with those of the Corporation;

15.1.13	ensuring that an adequate system of internal control is maintained to safeguard the Corporation’s assets and the integrity of its financial and other reporting systems;

15.1.14	ensuring that there is in place a system of internal disclosure controls and procedures that, among other things, creates a disclosure charter setting out the Corporation’s disclosure policy and mandates activities relating to public disclosure, ensures all material information is properly gathered, reviewed and disseminated, and monitors and evaluates compliance with, and the effectives of, such controls and procedures;

15.1.15	adopting a process for shareholders and other interested parties to communicate directly with the Board or the Independent Directors, as appropriate;

15.1.16	reviewing and considering for approval all amendments or departures proposed by Management from established strategy, capital and operating budgets, or matters of policy, which diverge from the ordinary course of business;

15.1.17	ensuring that a process is established that adequately provides for Management succession planning, including the appointing, training, and monitoring of Management;

15.1.18	being responsible for information technology governance;

15.1.19	in addition to the above, adhering to all other Board responsibilities as set forth in the Corporation’s articles of association and other statutory and regulatory requirements.

15.2	The day-to-day operational management of the business and affairs of Caledonia are delegated by the Board to the CEO and other executive officers as directed by the CEO. However, this delegation does not include the right to make key management and commercial decisions for the Corporation;

15.3	The Compensation Committee consists of a majority of the Independent Directors. The purpose of the Compensation Committee is, inter alia, to examine the compensation of Management and to assist the Board in its responsibility for setting the Corporation’s remuneration policies to ensure that these policies are aligned with the business strategy and create value over the long term. The CEO may not be present during voting or deliberations. In addition to the independence requirements set out above, the Board must affirmatively determine that all of the members of the Compensation Committee are independent under Section 805(c)(1) of the NYSE American LLC Company Guide. In affirmatively determining the independence of any Director who will serve on the Compensation Committee, the Board must consider all factors specifically relevant to determining whether a Director has a relationship to the Corporation which is material to that Director's ability to be independent from Management in connection with the duties of a Compensation Committee member, including, but not limited to: (A) the source of compensation of such Director, including any consulting, advisory or other compensatory fee paid by the Corporation to such Director; and (B) whether such Director is affiliated with the Corporation, a subsidiary of the Corporation or an affiliate of a subsidiary of the Corporation.

15.4	The Audit Committee consists of at least 3 (three) Directors, all of whom must be able to read and understand fundamental financial statements, be Independent Directors and also satisfy the independence standards in Rule 10A-3 under the Securities Exchange Act of 1934 (in order to be considered to be independent under the Act, a member of the Audit Committee may not, other than in his or her capacity as a member of the Audit Committee, the Board, or any other committee, accept any consulting, advisory, or other compensatory fee from Caledonia or be an affiliated person of Caledonia or any subsidiary thereof). Further to such independence standards, the member must also not have participated in the preparation of the financial statements of Caledonia or any current subsidiary of Caledonia at any time during the past three years. One of the members of the Audit Committee must also be financially sophisticated (as such term is set out in the NYSE American LLC Company Guide or who qualifies as an audit committee financial expert under Item 407(d)(5)(ii) and (iii) of the SEC’s Regulation S-K). The Board has assigned to the Audit Committee the authority to monitor the integrity of Caledonia's financial reporting process and systems of internal controls regarding finance, accounting, and legal compliance; to monitor the independence and performance of Caledonia's independent auditors and internal audit department; and to provide an avenue of communication among the independent auditors, Management, the internal audit department, and the Board. The shareholders of the Corporation must, at each annual general meeting of the Corporation, elect the members of the Audit Committee.

15.5	The Board has assigned to the Corporate Governance Committee the authority to develop Caledonia's approach to governance issues and to ensure that all requirements are met.

15.6	The Nomination Committee consists of a majority of the Independent Directors. The Board has assigned to the Nomination Committee the responsibility of establishing the criteria for Board membership and identifying, vetting and recommending prospective nominees for Board membership and monitor succession planning for the Chairperson, the CEO, other Directors and senior management of Caledonia.

15.7	The Strategic Planning Committee consists of at least 3 (three) members. The purpose of the Strategic Planning Committee is, inter alia, to monitor the development by Management of short and long term strategic plans for the Corporation and to approve the annual budgets.

15.8	The Technical Committee consists of at least 3 (three) members. The purpose of the Technical Committee is, inter alia, to assist the Board with its duties and responsibilities in evaluating and overseeing the exploration and development of and reporting on the Corporation’s projects and reviewing and approving the technical plans, schedules and budgets of the Corporation.

15.9	The Board should ensure that the Board committees have terms of reference which have been approved by the Board. Those terms of reference should be reviewed each year and all amendments made thereto should also be approved by the Board.

15.10	The Board should ensure that a framework for the delegation of its powers to Management is developed and adopted.

15.11	The following matters are not delegated and require the prior approval of the Board:

15.11.1	strategic plans and annual budgets;

15.11.2	approval of the annual audited and unaudited quarterly financial statements;

15.11.3	any transaction which is not in the ordinary course of business of Caledonia;

15.11.4	Acquisitions and dispositions of fixed assets in excess of $1 million;

15.11.5	borrowings or giving guarantees in excess of $1 million;

15.11.6	all contracts with officers or Directors in excess of $75,000 annually; and

15.11.7	all other matters that are within the powers of the Board and are not delegated.

16	Declaration of interests

16.1	The Directors shall, at all times, observe the legal requirements in respect of the declaration of their interests and do everything reasonably required to avoid a conflict of interest in the execution of their duties and responsibilities to the Corporation.

16.2	Any possible conflict of interest shall at all times be declared before the matter is discussed at a Board meeting and the Director concerned shall not be counted in the quorum for that Board meeting nor shall his or her vote (if any) be counted unless so permitted by the Corporation’s articles of association. Any Director who is not permitted to vote on a resolution in respect of the subject matter to which their conflict relates shall leave the meeting immediately after making such declaration.

17	Dealings in securities of the Corporation

17.1	Directors must, before dealing in the securities of the Corporation (including the issue or exercise of share options or other equity-linked instruments), obtain prior written clearance to do so from the Chairperson or any one of either the CEO or the Chief Financial Officer of the Corporation pursuant to the Chairperson having been notified of the relevant Director’s intention to deal in securities of the Corporation by the Chief Executive Officer or the Chief Financial Officer, as the case may be.

17.2	The Chairperson must, before dealing in the securities of the Corporation, obtain prior written clearance to do so from any two of either the chairperson of the Compensation Committee, the Audit Committee or the Nomination Committee.

17.3	The CEO and the Chief Financial Officer of the Corporation must, before dealing in securities of the Corporation, obtain prior written clearance to do so from the Chairperson.

17.4	A detailed share dealing code shall be or shall have been adopted by the Board.

18	Policy on Directors obtaining professional advice

18.1	The Directors may engage the services of any consultant, specialist or outside professional to assist the Board in the performance of its duties.

18.2	Where a consultant, specialist or outside professional has been engaged to assist the Board in the performance of its duties, the Corporation shall meet all expenses reasonably incurred by the Directors in this regard.

19	Confidentiality

19.1	All information in whatever form must be kept confidential and the Directors must not disclose any confidential information within their knowledge or possession in any manner to any person, corporation or other entity.

19.2	The following shall not be considered confidential information:

19.2.1	information which was in the public domain prior to its disclosure to the relevant Director or subsequently came to be in the public domain in any way otherwise than by the wrongful disclosure by such Director;

19.2.2	information which is disclosed directly or indirectly by the relevant Director to any person who is a Director, employee, agent, consultant, adviser or contractor of or to Caledonia, as the case may be, whose knowledge or possession of such information is necessary for that person to perform their particular functions; or

19.2.3	information the disclosure of which is required by any applicable law, by an order of court or by the rules of any securities exchange on which the Corporation’s shares are listed or by any other regulatory body the rules of which the Corporation is subject.

20	Evaluation

20.1	With the assistance of the Nomination Committee, the Board must ensure that the performance of the following individuals and bodies are evaluated annually:

20.1.1	the Board as a whole;

20.1.2	the Chairperson;

20.1.3	the CEO;

20.1.4	individual Directors; and

20.1.5	Board committees and their respective chairpersons.

21	Reporting

The Board must comply with its reporting obligations under all applicable laws.

22	Document Control

Version	2

Date	July 2017

Status	In effect from the listing of Caledonia’s shares on the NYSE American LLC

Author	General Counsel

Version Control

Date July 2017	Revision # 1	Description of Change Inclusion of references to NYSE	Author General Counsel
American LLC, deletion of references
to OTCQX, changes to definitions of independence in
relation to directors and composition of
audit, compensation and nomination committees to
comply with NYSE American LLC Company Guide

23	Charter Approval

This Charter will be updated on an annual basis and sooner if any significant changes have occurred, and notification of revisions of this document will be communicated to users. A copy of this document will be available from all Caledonia’s offices and on the Corporation’s website.

This Charter supersedes any previous Board charter.

Approved and authorised by the Chairperson of the Board.

27 July 2017

APPENDIX “C”

CALEDONIA MINING CORPORATION PLC

AUDIT COMMITTEE CHARTER

(Adopted July 27, 2017)

AUDIT COMMITTEE CHARTER Caledonia Mining Corporation Plc 1

Contents:

1.	Mandate	3
2.	Purpose	3
3.	Composition	4
4.	Membership	4
5.	Attendance of Meetings	5
6.	Quorum	5
7.	Roles and Responsibilities	5
8	Governance and Authority	7
9	Nomination and Appointment of External Auditors	7
10	Internal Auditors	8
11	Appointment of the Risk Management Committee	8
12	Other Committee Responsibilities	8
13	Reporting Requirements	8
14	Confidentiality	9
15	Evaluation	9
16.	Amendments to the Charter	9

17	Charter Enforcement	9
18	Document Control	9
19	Charter Approval	10

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1.	Mandate

The Audit Committee (the “Committee”) of Caledonia Mining Corporation Plc (“Caledonia” or the “Corporation”) has adopted this charter (“Charter”). The Committee shall review and reassess this Charter every year or sooner if significant changes occur and recommend any proposed changes to the board of directors of the Corporation (the “Board”) for approval. Meetings of the Committee are conducted when required and its operating duties are described below.

2.	Purpose

2.1	The purpose of the Committee is to provide an open avenue of communication between Caledonia’s management ("Management"), the independent auditors ("Auditors") and the Board and to assist the Board in its oversight of the:

•	integrity, adequacy and timeliness of Caledonia’s financial reporting and disclosure practices;

•	processes for identifying the principal financial risks of Caledonia and the control systems in place to monitor them;

•	compliance with legal and regulatory requirements related to financial reporting;

•	independence and performance of the Auditors;

•	processes implemented by Management to ensure effective internal controls over financial reporting;

•	enterprise risk management;

•	fraud risks related to financial reporting;

•	risks related to financial reporting; and

•	integrated reporting.

2.2	The Committee shall also perform any other activities consistent with this Charter to ensure that Caledonia’s articles of association, governing and regulatory laws as required by the SEC, Sarbanes-Oxley Act and NYSE American LLC, TSX and AIM requirements are monitored by Management.

2.3	The Committee’s role is one of oversight. The financial statements are the responsibility of Management. The Auditors are responsible for performing an audit and expressing an opinion on the fair presentation of Caledonia’s financial statements in accordance with International Financial Reporting Standards (“IFRS”).

2.4	The Committee shall ensure that a combined assurance model is developed and implemented to provide a co-ordinated approach to all assurance activities.

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3.	Composition

3.1	Members of the Committee shall be appointed by the shareholders at the annual general meeting of the company. The Committee chairperson (“Chairperson”) shall be appointed by the Board from one of the members of the Committee at the first Board meeting following the annual general meeting.

3.2	The Committee shall be comprised of three or more Independent Directors (as such term is defined in section 10 of the charter of the Board), one of whom shall serve as the Chairperson.

3.3	To be an Independent Director, each Committee member must be independent, subject to any independence exemptions, as set out in National Instrument 52-110 Audit Committees (“NI 52-110”). The NI 52-110 states that an ‘independent’ director is a director who has no direct or indirect material relationship with the Corporation and a ‘material relationship’ is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of the director’s independent judgement or a relationship deemed to be a material relationship. The NYSE American LLC Company Guide also sets out further requirements for independence, particularly in relation to serving on an audit committee. Director’s independence can be further assessed in accordance with section 10 of the charter of the Board.

3.5	The chairperson of the Board may not be a member of the Committee but may be invited to attend the Committee meetings or part thereof.

4.	Membership

4.1	Each member of the Committee shall satisfy themselves of the requirements of the applicable laws, regulations, and the rules of any stock exchange or market upon which the shares or other securities of Caledonia are listed or traded on (hereinafter generally called the "Stock Exchange"). Each member shall also be an independent, non-executive director, free from any relationship that, in the opinion of the Board, could reasonably be expected to interfere with the members’ independence towards Management, any internal auditors or the Auditors.

4.2	The Company Secretary shall act as the secretary of the Committee.

4.3	All members shall be, or promptly after appointment shall become, financially literate as determined by the Board. At least one member shall have accounting or related financial management expertise or an individual should be well versed in IFRS, internal control structures and other functions of the Committee as determined by the Board.

4.4	The Committee must collectively have sufficient expertise and experience necessary to perform their functions and each member must be able to read and understand fundamental financial statements. This includes a suitable level of understanding of integrated reporting, internal controls over financial reporting, external audit process, corporate law, risk management, sustainability matters, information technology and the corporate governance process. One of the members of the Audit Committee must also be financially sophisticated (as such term is set out in the NYSE American LLC Company

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Guide or who qualifies as an audit committee financial expert under Item 407(d)(5)(ii) and (iii) of the SEC’s Regulation S-K).

5.	Attendance at Meetings

5.1	The Committee and its members shall meet all applicable legal, regulatory and listing requirements that in future might arise and that are not set out in this Charter.

5.2	Any matters to be determined by the Committee shall be decided by a majority of votes cast at a meeting of the Committee called for such purpose; actions of the Committee may be taken in writing signed by all of the members, and such actions shall be effective as though they had been decided by a majority of votes cast at a meeting of the Committee called for such purpose.

5.3	The Committee shall maintain minutes of meetings and periodically report to the Board on significant results of the Committee’s activities.

5.4	The Committee may invite any other persons to its meetings as it deems appropriate and any member of the Committee could request that a meeting be held by informing all other members of the Committee.

6.	Quorum

6.1	The Committee shall meet, at the discretion of the Chairperson or a majority of the members, as circumstances dictate but at least every quarter of which two meetings a year should be physically in Jersey, Channel Islands. A majority of the members shall constitute a quorum.

6.2	If and whenever a vacancy shall exist, the remaining members may exercise all of its powers and responsibilities so long as a quorum remains in office.

7.	Roles and Responsibilities

The following are the Committee’s roles and responsibilities:

7.1	The Committee will review and approve the plan of work for the Auditors, including its plan, scope and timing.

7.2	The Committee shall review Caledonia’s interim unaudited and annual audited financial statements and report thereon to the Board prior to them being filed with the appropriate regulatory authorities, published or distributed. With respect to the financial statements, the Committee shall discuss significant issues regarding accounting principles, practices, and judgments with Management and the Auditors, as and when the Committee deems it appropriate to do so.

7.3	The Committee shall review the Management Discussion and Analysis, the annual and interim financial statements, Forms 20 F and any other public disclosure documents that are required to be reviewed by the Committee under any applicable laws prior to them being filed.

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7.4	The Committee shall review Management’s earnings releases relating to annual and interim financial statements prior to them being filed with the appropriate regulatory authorities.

7.5	The Committee shall review the post-audit or other documentation containing the recommendations of the Auditors as well as Management’s response and subsequent follow-up to any identified weaknesses.

7.6	The Committee shall review the evaluation of internal controls by internal auditors, together with Management’s response thereon.

7.7	The Committee shall annually meet with the Auditors and Caledonia’s Chief Financial Officer to review Caledonia’s accounting practices, internal controls and such other matters as the Committee or Chief Financial Officer deems appropriate.

7.8	The Committee shall be directly responsible for overseeing the work of the Auditors engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for Caledonia, including the resolution of disagreements between Management and the Auditors on financial reporting matters.

7.9	The Committee must pre-approve all non-audit services to be provided to Caledonia or its subsidiary entities by the Auditors. The subsidiary entities include corporations, partnerships or other entities which, pursuant to IFRS, are included in the consolidated financial results of the Corporation.

The list of non-audit services include:

•	bookkeeping;
•	financial information system design and implementation;
•	appraisal or valuation services;
•	actuarial services;
•	internal audit outsourcing services;
•	management functions;
•	human resource services;
•	tax planning;
•	tax compliance;
•	broker-dealer or any investment banking functions; and
•	legal services.

7.10	The Committee must be satisfied that adequate procedures are in place for the review of the public disclosure of financial information extracted or derived from Caledonia’s financial statements, other than the public disclosure referred to above, and must periodically assess the adequacy of those procedures.

7.11	The Committee must establish procedures for the receipt, retention and treatment of complaints received regarding accounting, internal financial reporting control or auditing matters and the confidential, anonymous submission by employees of Caledonia and its subsidiary entities of concerns regarding questionable accounting or auditing matters.

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7.12	The Committee must review and approve Caledonia’s hiring policies regarding partners, employees and former partners and employees of the present and former Auditor.

7.13	The Committee must ensure that the information technology risks related to financial reporting and the going concern status of the Corporation are properly managed.

8.	Governance and Authority

8.1	The Committee has the authority to conduct any investigation appropriate to its responsibilities, and it may require the internal auditors and/or the Auditors as well as any employee of Caledonia, or Caledonia’s outside counsel, to attend a meeting of the Committee or to meet with any members of the Committee or consultants to the Committee.

8.2	The Committee shall have unrestricted access to Caledonia’s books and records.

8.3	The Committee has authority to:

•	engage independent counsel and other advisors as it determines necessary to carry out its duties.

•	set payments for the compensation of any advisors engaged by the Committee.

•	communicate directly with the internal auditors and the Auditors.

8.4	The internal auditors will have direct access to the Committee and vice versa.

8.5	The Chairperson , or other member so designated by the Committee, may represent the Committee to the extent permitted by applicable legal and Stock Exchange requirements.

9	Nomination and Appointment of Auditors

9.1	The Auditors are ultimately accountable to the shareholders of Caledonia. The Board has the authority to nominate the Auditors to be proposed for shareholder approval at each annual general meeting. The Board will set the compensation for the Auditors.

9.2	The Committee shall review the performance, quality and effectiveness of the Auditors and give feedback to the Board to assist in its nomination for (re)appointment and compensation decision.

9.3	The Committee shall be responsible for ensuring that the Auditors submit to the Committee (on a periodic basis) a formal written statement delineating all relationships between the Auditors and Caledonia. The Committee is responsible for discussing with the Auditors any relationships or services that may impact the objectivity and independence of the Auditors and recommend that the Board take appropriate action in response to the Auditor’s report to satisfy itself of the Auditor’s independence.

9.4	Audit services provided by the Auditors should be included in the Form 20F. The Committee shall review any proposed engagements for non-audit services and consider the impact on the independence of the Auditors.

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9.5	The Committee shall approve the terms and conditions of the Auditor’s engagement.

10	Internal Auditors

10.1	The Committee shall review the performance, quality and effectiveness of the internal auditors.

10.2	The Committee shall review the internal auditor’s audit plan, including resource adequacy, scope, procedures and timing of the audit.

10.3	The Committee should ensure that the internal audit function is subject to an independent quality review in line with the Global Institute of Internal Audit Standards or when the Committee determines it appropriate as a measure to ensure that the function remains effective.

11	Appointment of the Risk Management Committee

11.1	The Committee shall appoint a risk management sub-committee which will assist the Committee in performing risk management functions.

11.2	The Committee shall oversee the development of a risk management strategy and implementation of the plan in line with the Board’s appetite for risk.

11.3	The Committee shall assist the Board to conduct a systematic and documented risk assessment at least once a year.

12	Other Committee Responsibilities

The Committee shall perform any other activities consistent with this Charter and any governing law or regulations as the Committee or the Board deems necessary or appropriate, including:

12.1	conducting or authorising investigations into any matters that the Committee believes are within the scope of its responsibilities; and

12.2	making enquiries of Management and the internal auditors or the Auditors to identify significant business, political, financial and control risks and exposures and to assess the steps management has taken to minimise such risks.

13	Reporting Requirements

13.1	The Committee should fulfil an oversight role regarding the Corporation’s integrated report and the reporting process and consider the level of assurance obtained from Management, internal and external assurance providers.

13.2	The Sarbanes-Oxley Act Section 407 requires the Committee to disclose in their periodic filling to the SEC whether the Committee has a financial expert. In the case that the Committee has no financial expert, a reason must be given. The Corporation should continue to disclose this reporting in Item 16 A in the Form 20-F.

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14	Confidentiality

All information in whatever form and howsoever obtained by members of the Committee in the course of serving as members of the Committee (“Confidential Information”) must be kept confidential and members of the Committee must not disclose any of the Confidential Information within their knowledge or possession in any manner to any person, company or other entity.

15	Evaluation

15.1	The Board or designate must perform an evaluation of the effectiveness of the Committee every year.

15.2	Members of the Committee should seek continually to develop and refresh their knowledge to ensure that they have the requisite skills and knowledge to carry out their role.

16	Amendments to the Charter

This Charter may be amended as necessary from time to time, but should be reviewed every 2 years by the Committee or sooner if significant changes occur.

17	Charter Enforcement

Any employee found to have violated the Charter may be subject to disciplinary action, up to and including termination of employment in accordance with the Corporation’s disciplinary policy.

18	Document Control

Version	2

Date	July 2017

Status	In effect from the listing of Caledonia’s shares on the NYSE American LLC

Author	General Counsel

Version Control

Date	Revision #	Description of Change	Author
July 2017	1	Inclusion of references to NYSE American LLC, deletion of references to OTCQX, changes to definitions of independence in relation to members of audit committee and statement that quarterly meetings are held to comply with NYSE American LLC Company Guide	General Counsel

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19	Charter Approval

A copy of this document will be available from all of Caledonia’s offices and at www.caledoniamining.com.

This Charter supersedes any previous Audit Committee charters.

Recommended by the Chairperson of the Committee.

Approved by the Chairperson of the Board.

27 July 2017

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